Exhibit 99.1

Brookfield Residential Properties Inc.

ANNUAL INFORMATION FORM

March 27, 2014

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

The Corporation	2

Cautionary Statement Regarding Forward-Looking Statements	3

Corporate Structure	6

Development of the Business	6

Business of the Corporation	8

Code of Business Conduct and Ethics	12

Social and Environmental Policies and Risks	13

Risks Related to the Business and Industry of the Corporation	13

Risks Related to Financing and Liquidity	23

Risks Related to our Common Shares	25

Description of Capital Structure	28

Dividends and Dividend Policy	32

Market for Securities	33

Directors and Officers	33

Cease Trade Orders, Bankruptcies, Penalties or Sanctions	34

Transfer Agent and Registrar	35

Audit Committee Information	35

Legal Proceedings	37

Interest of Management and Others in Material Transactions	37

Material Contracts	38

Interests of Experts	38

Additional Information	38

Appendices

A.	Trading Information for the Corporation’s Publicly-Listed Securities	A-1

B.	Audit Committee Charter	B-1

Brookfield Residential Properties Inc. – 2014 Annual Information Form	1

BROOKFIELD RESIDENTIAL PROPERTIES INC.

ANNUAL INFORMATION FORM

THE CORPORATION

Brookfield Residential Properties Inc. (“Brookfield Residential” or the “Corporation”) is a North American land developer and homebuilder, active in eleven principal markets with over 110,000 lots controlled. The Corporation entitles and develops land and builds homes for its own communities, as well as sells lots to third-party builders. The Corporation’s common shares (“Common Shares”) are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) and commenced trading on April 1, 2011.

Brookfield Residential was incorporated under the Business Corporations Act (Ontario) (the “OBCA”). The Corporation became a public company on March 31, 2011, by combining the former business of Brookfield Homes Corporation (“Brookfield Homes”) and the residential land and housing division (“BPO Residential”) of Brookfield Office Properties Inc. (formerly Brookfield Properties Corporation) (“Brookfield Office Properties”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transactions”). Prior to the completion of the Transactions on March 31, 2011, the Corporation was 100% owned by Brookfield Asset Management Inc. (“Brookfield Asset Management”) and the Corporation did not conduct any activities other than those incident to its formation, the holding of common stock and 8% convertible preferred stock of Brookfield Homes and the execution of the merger and contribution agreement related to the Transactions. The Corporation’s registered office is P.O. Box 762, Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3 and the Corporation operates a head office at 4906 Richard Road S.W., Calgary, Alberta, Canada T3E 6L1.

References in this Annual Information Form to the “Corporation” refer to Brookfield Residential Properties Inc. References to “Brookfield Residential,” “we,” “us” and “our” refer to the Corporation and its subsidiaries, individually or collectively, as applicable.

At December 31, 2013, we employed 938 people in North America.

All financial information in this Annual Information Form is expressed in United States dollars, unless otherwise noted. All references to C$ are to Canadian dollars. All information is presented as at December 31, 2013, unless otherwise noted.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this Annual Information Form may constitute forward-looking statements and information within the meaning of applicable Canadian securities laws. These forward-looking statements reflect the current beliefs of Brookfield Residential’s management and are based on assumptions and information currently available to the management team of Brookfield Residential. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” “project,” “future” or the negative of these terms or other comparable terminology. Such statements reflect management’s current beliefs and are based on information currently available to management. The forward-looking statements in this Annual Information Form include, among others, statements with respect to:

•	the current business environment and outlook;

•	possible or assumed future results;

•	ability to create shareholder value;

•	business goals, strategy and growth plans, including the acquisition of land for future projects;

•	strategies for shareholder value creation;

•	the stability of home prices;

•	effect of challenging conditions on us;

•	factors affecting our competitive position within the homebuilding industry;

•	the visibility of our future cash flow;

•	social and environmental policies and risks;

•	expected backlog and closings;

•	sufficiency of our access to capital resources;

•	the impact of foreign exchange on our financial performance;

•	the timing of the effect of interest rate changes on our cash flows; and

•	the effect on our business of existing lawsuits.

Although management of Brookfield Residential believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Annual Information Form are based upon reasonable assumptions and expectations, readers of this Annual Information Form should not place undue reliance on such forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Residential to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Various factors, in addition to those discussed elsewhere in this Annual Information Form, that could affect the future results of Brookfield Residential and could cause actual results to differ materially from those expressed in the forward-looking statements and information include, but are not limited to:

•	The land development and homebuilding industry is significantly affected by changes in general and local economic and political conditions as well as real estate markets, which could reduce sales and profits, cause cancellations of home sales orders and materially negatively affect our business, results of operations and financial condition;

•	An economic downturn in Ontario or Alberta, Canada or challenging real estate markets in the United States could have a material adverse effect on our business, operating results and financial condition;

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•	An increase in interest and mortgage rates or a reduction in the availability of mortgage financing could adversely affect our ability to sell new homes and the price at which we can sell them;

•	If the market value of our land and housing inventories declines, our business, results of operations and financial condition could be materially adversely affected by impairments and write-downs;

•	More restrictive mortgage regulation and fewer mortgage products could adversely affect our ability to sell new homes;

•	Our success depends on the availability of suitable undeveloped land and lots at acceptable prices and having sufficient liquidity to acquire those properties;

•	Residential land development and homebuilding is a highly competitive industry, and competitive conditions may adversely affect our results of operations;

•	Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and could reduce our sales;

•	Higher cancellation rates of purchase contracts may have an adverse effect on our business, financial condition and results of operations;

•	Our business is seasonal in nature and quarterly operating results can fluctuate;

•	Our business, results of operations and financial condition could be adversely affected by significant inflation or deflation;

•	Extensive and complex regulation affecting the land development and homebuilding industry subject us to restrictions, additional costs and delays, which could limit our homebuilding or other activities or increase our expenses, which would adversely affect our business and results of operations;

•	Regulation related to the protection of the environment, health and safety subject us to additional costs and delays which could adversely affect our business and results of operations;

•	Utility and resource shortages and rate fluctuations could have an adverse effect on our operations;

•	Difficulty in obtaining or retaining qualified trades workers and other labor relations could delay or increase the cost of home construction, which would adversely affect our business and results or operations;

•	If we are not able to develop and market our master-planned communities successfully or within expected timeframes, our business and results of operations will be adversely affected;

•	Our business and results of operations will be adversely affected if poor relations with the residents of our communities negatively impact our sales;

•	A lack of availability or increased cost of required materials, supplies, utilities and resources, as well as unforeseen environmental and engineering problems, could delay or increase the cost of home construction, which would adversely affect our business and results of operations;

•	We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and may not be able to realize anticipated synergies and benefits from any such endeavors;

•	Home warranty and construction defect claims may subject us to liabilities as a general contractor and other losses;

•	Increased insurance risk will adversely affect our business, and, as a consequence, may result in uninsured losses or cause us to suffer material losses in excess of insurance limits, which could affect our business, results of operations and financial condition;

•	We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims;

•	If we are not able to raise capital on favorable terms or at all, our business and results of operations will be adversely affected;

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•	Failure in our financial and commercial controls could result in significant cost overruns or errors in valuing sites;

•	Our significant levels of debt and leverage could adversely affect our financial condition;

•	Our access to capital and our ability to obtain additional financing could be affected by any downgrade of our credit ratings;

•	An inability to obtain additional performance, payment, completion and surety bonds and letters of credit could limit our future growth;

•	Changes to foreign currency exchange rates could adversely affect the value of our results of operations and financial condition;

•	Our business is susceptible to adverse weather conditions, other environmental conditions and natural and man-made disasters, including cyber security incidents, which could adversely affect our business and results of operations;

•	We cannot predict the impact that changing climate conditions, including legal, regulatory and social responses thereto, may have on our business;

•	Tax law changes could make home ownership more expensive or less attractive, which could have an adverse impact on demand for and sales prices of new homes;

•	A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage;

•	If we are not able to retain our executive officers, our business and results of operations could be adversely affected;

•	Our relationship with our majority shareholder, Brookfield Asset Management, and other affiliates may be on terms more or less favorable than those that could be obtained from third parties;

•	If our share price declines, investors in our Common Shares could lose a significant part of their investment;

•	We are a “controlled company” within the meaning of the NYSE rules and, as a result, may rely on exemptions from certain corporate governance requirements that are designed to provide protection to investors of companies that are not “controlled companies”;

•	Although the Common Shares are listed on the NYSE, as a foreign private issuer we have elected to rely on certain Canadian requirements concerning corporate governance, and there exists the possibility that Canadian securities law requirements will provide less protection than those required by the NYSE;

•	If we were determined to be a passive foreign investment company, the determination would result in certain potentially adverse U.S. federal income tax consequences to U.S. Holders of Common Shares;

•	We do not expect to pay dividends on our Common Shares in the foreseeable future;

•	Present and future offerings of debt or equity securities ranking senior to our Common Shares may adversely affect the market price of our Common Shares and dilute the value of an investment in Common Shares;

•	The number of shares available for future sale could adversely affect the market price of our Common Shares; and

•	Brookfield Asset Management continues to have significant influence over us, which could result in actions that holders of Common Shares do not believe to be in their interests or the Corporation’s interests, which may have an adverse effect on the trading prices of our Common Shares.

The forward-looking statements and information contained in this Annual Information Form are expressly qualified by this cautionary statement. Brookfield Residential undertakes no obligation to publicly update or revise any forward-looking statements or information contained in this of Annual Information Form, whether as a result of new information, future events or otherwise, except as required by law. However, any further disclosures made on related subjects in subsequent public disclosure should be consulted.

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CORPORATE STRUCTURE

Name, Address and Information

Brookfield Residential was incorporated under the OBCA. The Corporation became a public company on March 31, 2011, pursuant to the Transactions. Prior to the completion of the Transactions, the Corporation was 100% owned by Brookfield Asset Management and the Corporation did not conduct any activities other than those incident to its formation, the holding of common stock and 8% convertible preferred stock of Brookfield Homes and the execution of the merger and contribution agreement related to the Transactions. The business of Brookfield Residential combines the former business of Brookfield Homes and the residential land and housing division of Brookfield Office Properties. Through these predecessor entities, Brookfield Residential has been developing land and building homes for over 50 years. The Corporation’s registered office is P.O. Box 762, Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3 and the Corporation operates a head office at 4906 Richard Road S.W., Calgary, Alberta, Canada T3E 6L1.

Intercorporate Relationships

The following is a list of the Corporation’s main active subsidiaries, indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised directly or indirectly, by the Corporation:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned, Controlled or Directed
Brookfield Residential (Alberta) LP	Alberta	100%
Brookfield Residential US Corporation	Delaware	100%
Brookfield Homes (US) LLC	Delaware	100%
Brookfield Residential (US) LLC	Delaware	100%
Brookfield Homes Holdings LLC	California	100%
Brookfield Homes (Ontario) Limited	Ontario	100%

DEVELOPMENT OF THE BUSINESS

History of the Corporation

On March 31, 2011, the Corporation, Brookfield Homes and Brookfield Office Properties completed the previously-described Transactions contemplated by the agreement and plan of merger and contribution dated as of October 4, 2010, which resulted in the combination of Brookfield Homes and the residential land and housing division of Brookfield Office Properties into the Corporation. As a result, the Corporation became a public company on March 31, 2011. The Corporation filed a Form 51-102F4 – Business Acquisition Report in respect of the Transactions on May 10, 2011.

Pursuant to the merger and contribution agreement entered into by the Corporation, Brookfield Homes, Brookfield Office Properties and Brookfield Residential Acquisition Corp. on October 4, 2010 in respect of the Transactions: (a) Brookfield Residential Acquisition Corp., a direct wholly-owned subsidiary of the Corporation, merged with and into Brookfield Homes, with the result that Brookfield Homes became a wholly-owned subsidiary of the Corporation; and (b) Brookfield Office Properties and certain of its subsidiaries contributed to the Corporation equity interests in certain entities that, prior to the completion of the Transactions, owned all or substantially all of the assets of BPO Residential. Each outstanding share of Brookfield Homes common stock was converted into 0.764900530 of a share of the Common Shares, and each outstanding share of Brookfield Homes 8% convertible preferred stock was converted into one share of the Corporation’s 8% Convertible Preferred Shares, Series A (“Preferred Shares”). In connection with the closing of the Transactions, the Corporation issued: (i) 51,500,000 Common Shares to Brookfield Office Properties, (ii) 8,685,066 Common Shares to holders of shares of Brookfield Homes’ common stock, and (iii) 70,002 Preferred Shares, to holders of Brookfield Homes’ 8% convertible preferred

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stock, which Preferred Shares are convertible into Common Shares in accordance with their terms, at an issue price of $25 per Preferred Share. In addition, upon closing of the Transactions, the Corporation issued approximately 2.098 million options to purchase Common Shares to certain of its employees and senior officers.

Prior to the completion of the Transactions, the Corporation was 100% owned by Brookfield Asset Management and the Corporation did not conduct any activities other than those incident to its formation, the holding of common stock and 8% convertible preferred stock of Brookfield Homes and the execution of the merger and contribution agreement related to the Transactions.

On June 15, 2011, the Corporation announced the completion of a rights offering by Brookfield Office Properties (the “Rights Offering”), which enabled shareholders of Brookfield Office Properties to purchase Common Shares of the Corporation that Brookfield Office Properties received in connection with the Transactions at a price of US$10 per share. 18,174,728 Common Shares of the Corporation were purchased by shareholders other than Brookfield Asset Management in the Rights Offering for total consideration of approximately US$182 million to Brookfield Office Properties. This represented 72% of the Common Shares available for purchase by shareholders other than Brookfield Asset Management in the Rights Offering.

Brookfield Asset Management purchased a total of 33,325,272 Common Shares of the Corporation in connection with the Rights Offering, representing its pro rata share of rights as a shareholder under the rights distribution, together with all Common Shares of the Corporation not otherwise subscribed for in the Rights Offering pursuant to a standby commitment. Upon completion of the Rights Offering, Brookfield Asset Management owned 74.5 million Common Shares of the Corporation, representing approximately 73.5% of the Common Shares.

Business of the Corporation

The Corporation focuses on the businesses and operations that were maintained by Brookfield Homes and BPO Residential. Brookfield Homes operated as a land developer and home builder that operated through local business units responsible for projects in their geographic areas. Through the activities of its operating subsidiaries, Brookfield Homes entitled and developed land for its own communities and sold lots to third parties. Brookfield Homes also designed, constructed and marketed single-family and multi-family homes primarily to move-up homebuyers. Brookfield Homes’ operations were focused primarily in the following markets: Northern California (San Francisco Bay Area and Sacramento); Southland/Los Angeles; San Diego/Riverside; and Washington, D.C. BPO Residential operated as a residential land developer and home builder in Alberta and Ontario in Canada, and Colorado and Texas in the United States. These business units primarily entitled and developed land in master-planned communities and then sold developed lots to other homebuilders. These business units also were involved in all phases of the planning and building of infill developments. In addition, the Alberta and Ontario operations also designed, constructed and marketed single-family and multi-family homes primarily to first-time and move-up homebuyers.

Recent Developments

Debt Offering

On June 25, 2013, the Corporation and Brookfield Residential US Corporation, a wholly owned subsidiary of the Corporation, co-issued a private placement of $500 million of unsecured senior notes. The notes have a nine-year term, are due July 1, 2022 and bear interest at a fixed rate of 6.125%. The notes require semi-annual interest payments on January 1 and July 1, commencing January 1, 2014, each year until maturity. The Corporation’s obligation to pay principal and interest on the unsecured notes is guaranteed by the Corporation and certain of the Corporation’s subsidiaries. The net proceeds from the offering were used to repay certain project-specific financings and bank indebtedness and for general corporate purposes.

Revolving Credit Facility

Brookfield Residential US Corporation, a wholly-owned subsidiary of the Corporation, as borrower, and the Corporation, as the parent company to the borrower, entered into a $250 million unsecured Revolving Credit Facility with various lenders, with availability subject to a borrowing base calculation. Interest is charged on the facility at a rate equal to either the adjusted LIBOR plus the applicable rate between 1.875% and 2.25% per annum or the alternate base rate plus the applicable rate between 0.875% and 1.25% per annum, at the option of the borrower.

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BUSINESS OF THE CORPORATION

Overview

Brookfield Residential is a publicly-traded North American land development and homebuilding company listed on the NYSE and the TSX under the symbol “BRP.”

We currently focus on the following markets: Canada, California and Central and Eastern United States. Our Canadian operations are primarily in the Alberta and Ontario markets. Our California operations include Northern California (San Francisco Bay Area and Sacramento) and Southern California (Los Angeles / Southland and San Diego / Riverside). Our Central and Eastern United States operations include the Washington D.C. Area, Colorado, Arizona and Texas. We target these markets as we believe over the long term they offer attractive long-term qualities, including strong housing demand, barriers to entry and close proximity to areas where we expect strong employment growth.

We report each of these geographic regions as a distinct reportable segment in our financial statements. However, each reportable segment carries on the same business of operating as a land developer and homebuilder. As such, the following discussion is common to all of our reportable segments.

Principal Business Activities

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. We may also design, construct and market single-family and multi-family homes in our own and others’ communities. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities, infill projects, and mixed-use developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service. These business units may also develop, or sell land for the construction of commercial shopping centres in our communities.

Brookfield Residential has developed a reputation for delivering first-class master-planned communities, infill projects, and mixed-use developments. Master-planned communities are new home communities that typically feature community centres, parks, recreational areas, schools, commercial areas and other amenities. In an infill development, Brookfield Residential develops land and constructs homes in previously urbanized areas.

Land Acquisition and Development

The residential land development and homebuilding industry involves converting raw or undeveloped land into residential housing. This process begins with the purchase or control of raw land and is followed by the entitlement and development of the land, and the marketing and sale of homes constructed on the land.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth in dynamic and resilient markets in North America that have barriers to entry caused by infrastructure or entitlement processes. We create value through the planning and entitlement process, developing and marketing residential lots and commercial sites and working with industry partners who share the same vision and values. We plan to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides attractive projects that are consistent with our overall strategy and management expertise.

These larger tracts afford us a true “master-planned” development opportunity that, following entitlement and assuming market conditions allow, creates a multi-year stream of cash flow. Master-planning is a long-term view of how each piece of land should be developed with a vision of how our customers live in each of our communities. One of our master-planned communities, McKenzie Towne in Calgary, Alberta, is the pioneer of new urbanism in Canada. It garnered international recognition after being named one of the top 26 master-planned communities in the world by the Urban Land Institute.

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Mixed-use development is also a focus of the Corporation. We have been developing commercial properties within our master-planned communities for decades. Seton, in Calgary, Alberta, is a prime example of adding value to a master plan through appropriate mixed-use planning and building on our own land. This 365-acre mixed-use development is one of the largest opportunities of its kind in North America. It sits in the centre of the fastest growing sector in Calgary accommodating a future trade area of over 100,000 people.

We may also purchase smaller infill or re-use parcels, or in some cases finished lots for housing. As a city grows and intensifies, so do its development opportunities. Inner city revitalization opportunities contribute to the strategic expansion of our business. We develop and construct homes in previously urbanized areas on underutilized land. Urban developments provide quick turnarounds from acquisition to completion, create new revenue streams, and infuse new ideas and energy into the Corporation.

Home Construction

We construct homes on lots that have been developed by us or that we have purchased from others. Having a homebuilding operation allows us the opportunity to extract the value from the land and provides us with market knowledge through our direct contact with homebuyers. In markets where the Corporation has significant land holdings, homebuilding is carried out on a portion of the land in specific market segments and the balance of lots are sold to and built on by third party builders. In these markets, we generally build homes on 15% to 20% of our own land, with the remaining lots sold to third party builders.

Business Strategy

The key elements of our strategy are as follows:

Selective Acquisitions

•	Focus on markets where we have a competitive advantage and where there are barriers to entry.

•	Purchase land at lower prices in advance of growth.

•	Hold and add value through the entitlement process.

Proactive Asset Management

•	Sell land when capital can be redeployed to an asset providing higher returns or where risk can be reduced in a market area.

•	Look for additional opportunities within our current markets that exist through changes in land use (such as, infill land development).

•	Finance undeveloped land with equity and vendor take-back mortgages where possible; utilize debt for servicing costs to create finished lots and for homebuilding.

•	Establish and maintain relationships with strong homebuilders in each market.

•	Continue improving the quality and minimizing the risk of assets owned, through trading assets or structuring acquisition opportunities.

High Growth Markets

•	Choose markets with strong employment and housing demand. Brookfield Residential is currently invested in geographic markets that include:

•	Washington D.C. — government and technology markets

•	California — technology, entertainment, tourism and agriculture markets

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•	Calgary, Edmonton and Denver — energy sector, technology and government markets

•	Phoenix — government, tourism, education, high tech, and telecommunications markets

•	Greater Toronto Area — financial services and manufacturing markets

•	Austin — government, technology, education and healthcare markets

•	Purchase land in growth corridors taking a long-term view of where master-planned community development opportunities exist.

Decentralized Operating Structure

•	Possess in-depth knowledge of our markets through our local management teams, who source acquisitions, design product and manage marketing, sales and construction.

•	Continue operating business units as fully integrated profit centers with management incentives by profit center.

Creating Communities

•	Integrate land planning and development with housing product and design.

•	Lead in introducing new concepts, living styles, community planning and amenities.

•	Local management teams involved and cooperating with local and regulatory authorities to meet community objectives and needs.

•	Develop communities that provide a mix of housing choices and price points. This increases absorptions and provides opportunities for residents to remain in the community and purchase new homes as their needs change.

•	Construct commercial shopping centers in communities we develop providing residents with local access to retail services.

Minimizing Risk

•	Focus on managing risk in each stage of the land development and homebuilding process. When appropriate, we will utilize options and joint ventures for the entitlement of land.

•	Strive to manage supply by matching construction starts to our sales rates.

•	Manage potential product liability through quality and customer satisfaction.

Focus on First Time Product in Canada and Move-Up in the United States

•	We offer a diverse selection of housing products and price points targeting various buyers in an attempt to meet the unique regional needs across North America.

•	Our communities include a wide range of housing options that may include entry-level condominiums, townhomes, move-up single family homes, luxury homes, and custom homes. We attempt to address the specific needs of various buyer profiles and niche markets by focusing on architectural designs and interior finishes.

Assets

Our business is focused on land development and single-family and multi-family homebuilding in the markets in which we operate. Our assets consist primarily of land and housing inventory and investments in unconsolidated entities. Our total assets as at December 31, 2013 were valued at approximately $3.3 billion.

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We classify our land and housing inventory into three categories: land held for development; land under development; and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as planning and entitlement costs and major infrastructure costs to service the land within a community. These costs are not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, parks, and sewers. Included in housing inventory is associated land as well as construction costs.

As of December 31, 2013, we controlled 110,817 lots. Controlled lots include those we directly own and our share of those owned by unconsolidated entities. Our controlled lots provide a strong foundation for our future lot sales and homebuilding business as well as visibility on our future cash flow. The number of building lots and acre parcels we controlled in each of our primary markets as of December 31, 2013 is as follows:

	Single Family Housing & Land Under and Held for Development(1)								Multi-Family, Industrial & Commercial Parcels Under Development
			Unconsolidated				Status of Lots
	Land & Housing		Entities		Total Lots		31-Dec-13		Total Acres
	Owned	Options	Owned	Options	31-Dec-13	31-Dec-12	Entitled	Unentitled	31-Dec-13	31-Dec-12
Calgary	25,869	—	2,359	—	28,228	27,792	4,978	23,250	70	73
Edmonton	16,720	—	—	—	16,720	17,083	9,708	7,012	53	63
Toronto	10,403	—	—	—	10,403	9,592	1,833	8,570	7	3

Canada	52,992	—	2,359	—	55,351	54,467	16,519	38,832	130	139

Northern California	3,937	4,950	—	—	8,887	8,411	2,170	6,717	—	—
Los Angeles / Southland	1,514	—	1,265	1,849	4,628	4,682	2,016	2,612	—	—
San Diego / Riverside	7,944	—	1	—	7,945	7,941	5,052	2,893	—	—
Other	194	—	45	—	239	245	239	—	—	—

California	13,589	4,950	1,311	1,849	21,699	21,279	9,477	12,222	—	—

Denver	9,904	—	—	—	9,904	10,349	9,904	—	10	10
Austin	13,458	—	—	—	13,458	13,551	5,161	8,297	—	—
Phoenix	690	—	5,317	—	6,007	—	5,721	286	105	—
Washington, D.C. Area	2,391	1,066	941	—	4,398	4,713	4,364	34	18	18

Central and Eastern U.S.	26,443	1,066	6,258	—	33,767	28,613	25,150	8,617	133	28

Total	93,024	6,016	9,928	1,849	110,817	104,359	51,146	59,671	263	167

Entitled lots	43,274	1,066	6,410	396	51,146
Unentitled lots	49,750	4,950	3,518	1,453	59,671

Total December 31, 2013	93,024	6,016	9,928	1,849	110,817

Total December 31, 2012	91,673	6,016	4,754	1,916		104,359

(1)	Land held for development will include some multi-family, industrial and commercial parcels once entitled.

Operating Capabilities

We operate our land development and homebuilding business through local business units responsible for projects in their geographic area. Each of our business units has significant experience in the land development and homebuilding industry in the market in which it operates. We believe that in-depth knowledge of a local market enables our business units to better meet the needs of our customers and to more effectively address the issues that arise on each project. Our business units are responsible for all elements of the land development and homebuilding

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process, including sourcing and evaluating land acquisitions, site planning and entitlements, developing the land, product design, constructing, marketing and selling homes, customer service and management reporting. The Corporation’s management and board of directors set our strategic goals and overall strategy. The Corporation’s management and board of directors also approves all acquisitions, allocates capital to the business units based on expected returns and levels of risk, establishes succession plans, ensures operations maintain a consistent level of quality, evaluates and manages risk and holds management of the business units accountable for the performance of their business unit.

Competitive Conditions

The residential land and homebuilding industry is highly competitive. We compete against land development companies, land speculators, numerous local, regional and national homebuilders and others in the real estate business in and near the areas where our communities are located. We also compete with re-sales of existing homes, whether by a homeowner or by a financial institution that has acquired a home through foreclosure, and with the rental housing market. We may compete for investment opportunities, financing, available land, raw materials and skilled labour with entities that possess greater financial, marketing and other resources than us. We also compete for land buyers with third parties in our efforts to sell lots to other homebuilders. We compete primarily on the basis of community location and planning, design, customer service, quality control and price. Competition may increase if there is future consolidation in the land development and homebuilding industry.

Components and Availability of Raw Materials

We function as a general contractor, subcontracting the construction activities for our projects. We manage these activities with on-site supervisory employees and informational and management control systems. We engage independent architectural, design, engineering and other consulting firms to assist in project planning. We do not have long-term contractual commitments with our subcontractors, consultants or suppliers of materials, who are generally selected on a competitive bid basis. We employ subcontractors for site improvement and for virtually all of the work involved in the construction of homes. It is our general practice to have our subcontractors commit to complete the specified work in accordance with written price schedules. These price schedules normally change to meet fluctuations in labour and materials costs. We do not own heavy construction equipment and we have a relatively small labour force used to supervise development and construction, and to perform routine maintenance services. We generally have been able to obtain sufficient materials and subcontractors, even during times of high demand for new homes.

Cycles

Historically, there is variability in our results of operations from quarter to quarter, due to the seasonal nature of the homebuilding business and the timing of new community openings and closings. Typically, the highest rate of orders for new homes and lots occurs in the first nine months of the calendar year, with the majority of our profits occurring in the fourth quarter as we deliver on those orders.

Employees

At December 31, 2013, we employed 938 people in North America.

CODE OF BUSINESS CONDUCT AND ETHICS

The Corporation has a Code of Business Conduct and Ethics (“Code”) that sets out the expected conduct of its directors, officers and employees, and those of its subsidiaries, in relation to honesty, integrity and compliance with all legal and regulatory requirements. The board of directors of the Corporation (the “Board”) has approved the Code, a copy of which is available on our website, www.brookfieldrp.com, under Governance/Practices. We intend to satisfy any disclosure requirement regarding an amendment to, or waiver from, a provision of the Code to the extent applicable to the principal executive officer, principal financial officer, or other senior accounting officers, by posting such information on our website, which can be found by clicking through to About Us/ Governance Practices as specified above.

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For information about the Code, reference is made to the section entitled “Code of Business Conduct and Ethics” on page 20 of the Corporation’s Management Information Circular dated March 27, 2014 (the “Circular) which is available on SEDAR at www.sedar.com. A copy of the Circular can also be obtained from the Corporation and is available on our website, www.brookfieldrp.com, under Investor Relations/Financials & Disclosures/Other Documents.

SOCIAL AND ENVIRONMENTAL POLICIES AND RISKS

Brookfield Residential takes pride in striving to build the best communities and homes on the market, but is equally proud of the community we have created within our family of employees and the outside community at large – the places where we work and live. The following outlines some of our current initiatives:

Environmental Stewardship

Brookfield Residential seeks new ways to reduce the impact we have on the environment, from next generation master-planned communities to energy and water efficient homes; from technical innovations of solar and geothermal power to more sustainable infrastructure. Our Director of Sustainability takes stock of current best practices to form our corporate sustainability strategy and to define measurable targets.

Community Engagement

Brookfield Residential promotes a culture of philanthropy and volunteerism among our workforce. In addition to the annual corporate donations to support local charitable and community organizations through our locally managed donations committees across North America, we also encourage employees’ involvement in charitable activities by providing volunteer leave and a donations matching program.

Employee Development

Brookfield Residential is dedicated to the pursuit of lifelong learning because we look for future leaders and managers when we hire. We give our employees the support they need to deliver on their individual potential. We offer a variety of programs such as employee development workshops, onboarding, mentorship, training, education and tuition assistance so that our employees can continue to foster our vision of creating great places to live.

Risks

We are subject to local, provincial, state and federal laws and regulations concerning the protection of the environment. The environmental laws that apply to a given homebuilding site depend upon the site’s location, its environmental conditions and the present and former uses of the site and its adjoining properties. Environmental laws and conditions may result in delays, or cause us to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas. We do not currently have any material estimated capital expenditures related to governmental assessments or environmental compliance costs for the remainder of fiscal 2014, fiscal 2015 or fiscal 2016.

RISKS RELATED TO THE BUSINESS AND INDUSTRY OF THE CORPORATION

The land development and homebuilding industry is significantly affected by changes in general and local economic and political conditions as well as real estate markets, which could reduce sales and profits, cause cancellations of home sales orders and materially negatively affect our business, results of operations and financial condition.

The land development and homebuilding industry is cyclical and is significantly affected by changes in general and local economic, political and industry conditions such as:

•	employment levels;

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•	availability and cost of financing for homebuyers including private and federal mortgage financing and mortgage insurance programs, as well as federal, provincial and state regulation of lending practices;

•	regulatory changes, including zoning laws;

•	interest rates;

•	competitive and market demand dynamics in our key markets, including those enabling existing homeowners to sell their existing homes at acceptable prices;

•	the supply of available new or existing homes for sale, as well as other housing alternatives, such as apartments and residential rental property;

•	foreclosure rates;

•	inflation;

•	real estate taxes, federal, provincial and state property and income tax provisions (including provisions for the deduction of mortgage interest payments in the United States), and any adverse changes in tax laws;

•	the level of household debt affecting our customer base;

•	the cost and availability of labor, materials and supplies;

•	the Canadian, U.S. and global financial system and credit markets, including stock market and credit market volatility;

•	the supply of land suitable for development in our markets in Canada and the United States;

•	consumer confidence; and

•	demographic housing trends, including population rates in our key markets, immigration rates and urban and suburban migration rates.

These factors could have a negative impact on housing demand and supply, which would negatively affect our business, results of operations and financial condition. For example, an oversupply of housing in general, as well as new home alternatives such as foreclosed homes, rental properties and resale homes, including homes held for sale by investors and speculators, may reduce our sales, depress prices and reduce margins, which could materially negatively affect our business, results of operations and financial condition. Despite some recent recovery, the U.S. and Canadian land development and homebuilding industry continues to face a number of challenges, with home foreclosures and tight credit standards continuing to have an effect on inventory and new home sale rates and prices.

Especially in the U.S. market, reduced homebuyer confidence, due principally to price declines, the number of foreclosures and continued high unemployment, has led some homebuyers to cancel or not honor their home sales contracts altogether. A more restrictive mortgage lending environment and the inability of some buyers to sell their existing homes has also impacted cancellations and reduced our ability to realize our backlog.

An economic downturn in Ontario or Alberta, Canada or challenging real estate markets in the United States could have a material adverse effect on our business, operating results and financial condition.

The market for new homes in Canada is and has remained relatively stable, except for the period from October 2008 to March 2009. Any economic downturn in Alberta or Ontario, increase in unemployment, increase in interest rates or decrease in immigration, could have a material adverse effect on our Canadian operations and financial condition.

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The housing market in the United States, however, has experienced a severe downturn in recent years, exacerbated by, among other things, a decline in the overall economy, high unemployment, fear of job loss, a decline in the securities markets, an increase in the number of homes that are or will be available for sale due to foreclosures, an inability of homebuyers to sell their current homes, a deterioration in the credit markets and the direct and indirect impact of the turmoil in the mortgage loan market. For example, the significant number of home mortgage foreclosures made the purchase of a foreclosed home an attractive alternative to purchasing a new home in some markets, which increased supply of homes and drove prices down further. Homebuilders responded to declining sales and increased cancellation rates on home purchase contracts with significant concessions, further adding to the price declines. With the decline in the values of homes and the inability of many homeowners to make their mortgage payments, the credit markets were significantly disrupted, putting strains on many households and businesses. In the face of these conditions, the overall economy weakened significantly, with high unemployment levels and substantially reduced consumer spending and confidence. As a result, demand for new homes hit historically low levels.

Although the U.S. housing market has shown signs of recovery, many of the factors contributing to the downturn remain and improved conditions did not extend consistently to every market in which we operate. We expect these uneven conditions to continue.

If the current U.S. housing market does not continue to improve or improvement takes place over an extended period of time, or if similar conditions affect the Canadian homebuilding industry, our business, results of operations and financial condition may be materially adversely affected.

If the market value of our land and housing inventories declines, our business, results of operations and financial condition could be materially adversely affected by impairments and write-downs, as well as if we cannot recover our costs fully when selling homes.

We acquire land in the ordinary course of our business. There is an inherent risk that the value of our land may decline after purchase, which also may affect the value of our housing inventories and homes under construction. The valuation of property is inherently subjective and based on the individual characteristics of each property, as well as general and local real estate market conditions. The risks discussed elsewhere in this section can cause these conditions to change and thereby subject valuations to uncertainty.

Moreover, all valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. We may acquire options on or buy and develop land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. For example, if housing demand decreases below what we anticipated when we acquired or developed our inventory, we may not be able to recover the related costs when selling homes. In addition, our deposits for building lots under option or similar contracts may be put at risk.

We regularly review the value of our land holdings and will continue to do so on a periodic basis. If market conditions deteriorate, our assumptions prove to be inaccurate or the value of our property otherwise declines, some of our assets may be subject to impairments and write-down charges, which could materially adversely affect our business, results of operations and financial condition. In addition, if we sell land or homes at a loss, our results of operations and financial condition could be materially adversely affected.

An increase in interest and mortgage rates or a reduction in the availability of mortgage financing could adversely affect our ability to sell new homes and the price at which we can sell them.

Virtually all of the purchasers of our homes finance their acquisitions through mortgage financing. An increase in interest and mortgage rates, which may occur in the United States in the near future, or a reduction in the availability of mortgage financing could depress new home sales because the increased monthly costs would discourage potential homebuyers. Even if potential purchasers do not need financing, these conditions could make it harder for them to resell their homes in the future, which would discourage potential homebuyers. These conditions could also increase cancellation rates on home purchase contracts, which would reduce our ability to realize our backlog. As a result, increased interest and mortgage rates and reduced mortgage availability could materially adversely affect our ability to sell new homes and the price at which we can sell them, which would have a material adverse effect on our business, results of operations and financial condition.

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More restrictive mortgage regulation and fewer mortgage products could adversely affect our ability to sell new homes.

In Canada, bank regulators, the Ministry of Finance, CMHC and the Bank of Canada work in concert to manage mortgage lending practices. In addition, mortgage insurance is mandatory for mortgages with a loan-to-value ratio greater than 80%. This insurance covers the entire loan amount for its full duration. During the past four years, mortgage insurance rules have been tightened to shorten amortization periods, increase minimum equity requirements and limit the insured loan amounts, all of which have made access to mortgages more difficult and have negatively impacted homebuyers’ ability to purchase homes.

Prior to the recent volatility in the financial markets in the United States, a variety of mortgage products were available. As a result, more homebuyers were able to qualify for mortgage financing. Since 2007, however, there has been a significant decrease in the type of mortgage products available and a general increase in the qualification requirements for mortgages. Fewer loan products and tighter loan qualifications make it more difficult for some homebuyers to finance the purchase of new homes. This, coupled with higher mortgage interest rates for some mortgage products, has discouraged people from buying new homes. Beginning in January 2014, the U.S. Consumer Financial Protection Bureau will begin to enforce new rules regarding the origination of mortgages, including criteria for “qualified mortgages”. Other new regulations are forthcoming as required to be implemented pursuant to the U.S. Dodd-Frank Act of 2010. These new regulations could increase the difficulty of obtaining mortgage financing, further discouraging new home purchases.

In both markets, even if potential purchasers do not need financing, these conditions could make it harder for them to resell their homes in the future, which would discourage potential homebuyers. Overall, more restrictive mortgage regulation and fewer mortgage products could materially adversely affect our ability to sell new homes and the price at which we can sell them, which would have a material adverse effect on our business, results of operations and financial condition.

Residential land development and homebuilding is a highly competitive industry, and competitive conditions may adversely affect our results of operations.

The residential land development and homebuilding industry is highly competitive. Residential land developers and homebuilders compete not only for homebuyers, but also for desirable properties, building materials, labor and capital. We compete with other local, regional and national homebuilders, often within larger communities designed, planned and developed by those homebuilders. Any improvement in the cost structure or service of these competitors will increase the competition we face. We also compete with the resale of existing homes including foreclosed homes, sales by housing speculators and investors and rental housing. These competitive conditions could result in difficulty in acquiring suitable land at acceptable prices, increased selling incentives, lower sales volumes and prices, lower profit margins, impairments in the value of our inventory and other assets or increased construction costs and delays in construction, any of which could adversely affect our business, results of operations and financial condition.

Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and could reduce our sales.

People who are unemployed, underemployed or concerned about the loss, or potential loss, of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and may have an adverse impact on us both by reducing demand for the homes we build and by increasing the supply of homes for sale, which could reduce our sales, adversely affecting our business and results of operations.

Higher cancellation rates of home purchase contracts may have an adverse effect on our business, financial condition and results of operations.

Our backlog reflects agreements of sale with homebuyers for homes that have not yet been delivered. Particularly in the United States, if prices for new homes decline, interest rates increase, the availability of mortgage financing diminishes, current homeowners find it difficult to sell their current homes, there is a further downturn in local, regional or national economic conditions or competitors increase their use of sales incentives, homebuyers may cancel their existing home purchase contracts with us in order to negotiate a lower price or because they cannot, or become reluctant to, complete the purchase.

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In cases of cancellation, we remarket the home and usually retain any deposits we are permitted to retain. We may not have any recourse against the homeowners other than retention of their deposit, and the deposits may not cover the additional costs involved in remarketing the home and carrying of higher inventory. A significant number of cancellations could adversely affect our business, results of operations and financial condition.

Our business is seasonal in nature and quarterly operating results can fluctuate.

Our quarterly operating results generally fluctuate by season. Homebuilders typically experience the highest new home order activity in the spring and summer months, although new order activity is also highly dependent on the timing of new community openings as well as other market factors. We typically experience the highest rate of orders for new homes in the first six months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. Because new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year, which is typically when we would receive payment. As a result, our revenues from sales of homes are generally higher in the second half of the year. If, due to construction delays or other reasons, including seasonal natural disasters such as hurricanes, tornadoes, floods and fires, we are unable to deliver our expected number of homes in the second half of the calendar year, the full year results of operations may be adversely affected. In many cases, we may not be able to recapture increased costs by raising prices because we fix our prices in advance of delivery by signing new sales contracts.

Our business, results of operations and financial condition could be adversely affected by significant inflation or deflation.

Inflation can adversely affect us by increasing costs of land, materials and labor. We may not be able to offset inflation-related cost increases because inflation can lead to an oversupply of homes relative to demand, which would make it difficult for us to increase the sales prices of homes. Moreover, our costs of capital could increase with inflation, and the purchasing power of our cash resources could decline. Governmental efforts to stimulate the economy have increased the risk of inflation and its resulting adverse impact on our business, results of operations and financial condition. In addition, inflation is often accompanied by higher interest rates as a result of changes to national monetary policies, which have a negative impact on mortgage financing and housing demand. In such an environment, we may not be able to raise home prices sufficiently to keep up with the rate of inflation.

On the other hand, a significant period of deflation could cause a decrease in overall spending and borrowing levels. This could lead to a further deterioration in economic conditions, including an increase in the rate of unemployment. Deflation could also cause the value of our inventories to decline or reduce the value of existing homes below the related mortgage loan balance, which could potentially limit market activity.

Any of these factors affecting one of our master-planned communities, a region or our business as a whole, many of which are beyond our control, could cause our business, results of operations and financial condition to deteriorate.

Extensive and complex regulation affecting the land development and homebuilding industry subject us to restrictions, additional costs and delays, which could limit our homebuilding or other activities or increase our expenses, which would adversely affect our business and results of operations.

We must comply with extensive and complex local, provincial, state and federal regulation affecting the land development and homebuilding industry. This includes regulation concerning building, health and safety, environmental and zoning matters, among others. Governmental regulation also affects sales activities, mortgage lending activities and other dealings with customers.

In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. These governmental authorities often have broad discretion to impose significant conditions to these approvals, if they are granted at all. The industry also has experienced an increase in regulation that limits the availability or use of land. Certain jurisdictions in which we operate have in the past approved, or approved for inclusion on their ballot, various “slow growth” or “no growth” initiatives that negatively impact the availability of land and building opportunities within those localities. Further similar initiatives would reduce our ability to operate in those areas, including where we may already own land, as well as cause delays and increase our costs and administration requirements.

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In addition, new development projects may be subject to various assessments for schools, parks and other open spaces, new or improved streets and highways, adequate water and sewage facilities and other local services, and may be required to include low and moderate income housing. The costs of these services can be substantial, and if developers are required to fund some or all of the costs, our expenses would increase. These assessments may also raise the price that homebuyers must pay for our homes, which could reduce our sales. In addition, expanded energy efficiency regulation may be implemented in Canada or the United States, which, even if phased in over time, could significantly increase our costs of building homes and the prices of our homes, which could increase our expenses and reduce our sales. Furthermore, municipalities may restrict or place moratoriums on the availability of utilities such as water and sewage facilities.

We incur substantial costs related to compliance with regulatory requirements. Changes in applicable regulation or changes in circumstances may require us to apply for additional approvals or modify our existing approvals, and may impose other new restrictions or requirements that may cause us to determine that a property is not feasible for development or otherwise limit or delay our activities, or impose substantial additional costs and administration requirements. Legal challenges to our proposed communities brought by governmental authorities or private parties could have a similar impact. All of these consequences could materially adversely affect our business, results of operations or financial condition.

Regulation related to the protection of the environment, health and safety subject us to additional costs and delays which could adversely affect our business and results of operations.

We must comply with various regulations concerning the protection of the environment, health and safety. This regulation covers, for example, the discharge of pollutants, including asbestos, into the water and air; the handling of hazardous or toxic materials and the clean-up of contaminated sites currently or formerly owned, leased or occupied by us. This environmental regulation results in substantial potential risk and liability, whether or not we caused or knew of the pollution, and can severely restrict land development and homebuilding activity in environmentally sensitive regions or areas. The presence of hazardous or toxic substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell the land or to borrow using the land as security. Environmental regulations sometimes result in delays and could cause us to implement time-consuming and expensive compliance programs. They can also have an adverse impact on the availability and price of certain raw materials, such as lumber.

Furthermore, we could incur substantial costs, including clean-up costs, fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, as a result of our failure to comply with, or liabilities under, applicable environmental laws and regulations. In addition, we are often subject to third-party challenges, such as by environmental groups, under environmental laws and regulations to the permits and other approvals required for our construction activities.

Difficulty in obtaining or retaining qualified trades workers and other labor relations issues could delay or increase the cost of home construction, which would adversely affect our business and results or operations.

Land developers and homebuilders are subject to risks related to labor and services, including shortages of qualified trades people. They may also face challenges as a result of unionization and labor disputes, for example, in the context of collective bargaining.

We depend on the continued availability of and satisfactory performance by sub-contractors for the construction of our homes. For example, in Alberta, given the strength of the commodity and agriculture industries, there is significant competition for skilled tradesmen. In addition, the difficult operating environment over the last five years in the United States has resulted in the failure of some sub-contractors’ businesses and may result in further failures. Furthermore, restrictions on immigration can create a shortage of skilled labor.

We are party to a collective bargaining agreement with the Universal Workers Union L.I.U.N.A. Local 183 pursuant to which we are required to use union members in connection with construction projects undertaken in Simcoe County, an area north of Toronto. The agreement expires on April 30, 2016, subject to automatic renewal every

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three years. Although we believe our relations with the union to be good, we may be affected in the future by strikes, work stoppages or other labor disputes. Any such events could have a material adverse effect on our business and results of operations. Moreover, our non-union laborers may become subject to labor union organizing efforts. If any current non-union laborers were to unionize, we would incur increased risk of work stoppages and possibly higher labor costs.

When any of these difficulties occur, it causes delays and increases our costs, which could have an adverse effect on our business and results of operations.

Our success depends on the availability of suitable undeveloped land and lots at acceptable prices and having sufficient liquidity to acquire those properties.

Our success in developing land and in building and selling homes depends in part upon the continued availability of suitable undeveloped land and lots at acceptable prices. The availability of undeveloped land and lots for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding on land and lots and restrictive governmental regulation. Should suitable land opportunities become less available, the number of homes we may be able to build and sell would be reduced, which would reduce our sales and profits, and have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to make land purchases will depend upon whether we have sufficient liquidity to fund them.

If we are not able to develop and market our master-planned communities successfully or within expected timeframes, our business and results of operations will be adversely affected.

Before a master-planned community generates any revenues, material expenditures are incurred to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. It generally takes several years for a master-planned community development to achieve cumulative positive cash flow. If we are unable to develop and market our master-planned communities successfully or to generate positive cash flows from these operations within expected timeframes, including as a result of unexpected costs or regulatory delay, it will have a material adverse effect on our business and results of operations.

Our business and results of operations will be adversely affected if poor relations with the residents of our communities negatively impact our sales.

As a master-planned community developer, we will sometimes be expected by community residents to resolve any issues or disputes that arise in connection with the development of our communities, including with respect to actions by subcontractors. Our sales may be negatively affected if any efforts we undertake to resolve these issues or disputes are unsatisfactory to the affected residents, which in turn would adversely affect our business and results of operations. In addition, our business and results of operations would be adversely affected if we are required to make material expenditures related to the settlement of these issues or disputes or to modify our community development plans.

A lack of availability or increased cost of required materials, supplies, utilities and resources, as well as unforeseen environmental and engineering problems, could delay or increase the cost of home construction, which would adversely affect our business and results of operations.

Land developers and homebuilders are subject to risks related to:

•	the availability and cost of materials and supplies (and particularly increases in the price of lumber, wall board and cement, which are significant components of home construction costs);

•	the availability of adequate utility infrastructure and services;

•	material fluctuations in utility and resource costs; and

•	unforeseen environmental and engineering problems.

Any of these issues could cause delays and increase our costs, which could have an adverse effect on our business and results of operations. In particular, the cost of petroleum products fluctuates and may increase as a result of geopolitical events or accidents. This could result in higher prices for any product utilizing petrochemicals, increased building material delivery costs and higher land development costs.

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Furthermore, certain areas in which we operate have historically been subject to utility and resource shortages, including significant changes to the availability of electricity and water. These areas have also experienced material fluctuations in utility and resource costs. Shortages of natural resources, particularly water, in our markets, may make it more difficult for us to obtain regulatory approval of new developments, increase our costs and cause delays in completing construction. Utility shortages and rate fluctuations may also adversely affect the regional economies in which we operate, which may have an adverse effect on our sales.

We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and may not be able to realize anticipated synergies and benefits from any such endeavors.

As a part of our business strategy, we may make acquisitions of, significant investments in, or disposals of businesses. Any future acquisitions, investments or disposals would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies or businesses;

•	diversion of our management’s attention from ongoing business concerns;

•	our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations;

•	receipt of consent or approval from governmental authorities that could delay or prevent the completion of the acquisition;

•	maintenance of uniform standards, controls, procedures and policies; and

•	impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives.

In addition, acquisitions or other major investments can expose us to valuation risks, including the risk of writing off goodwill or impairing inventory and other assets related to such acquisitions. The risk of goodwill and other asset impairments increases during a cyclical housing downturn in which our profitability declines.

While we seek protection through warranties and indemnities in the case of acquisitions, for example, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. Additionally, while we seek to limit our ongoing exposure, for example, through liability caps and period limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities.

Any of these factors could have a material adverse effect on our business, results of operations and financial condition.

Home warranty and construction defect claims may subject us to liabilities as a general contractor and other losses.

As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of our business. These claims are common in the homebuilding industry and can be costly.

Where we act as the general contractor, we are responsible for the performance of the entire contract, including work assigned to subcontractors. Claims may be asserted against us for construction defects, personal injury or property damage caused by the subcontractors, and if successful, these claims give rise to liability. We may not be indemnified against substantive claims, and even if we are, we may not be able to collect from the subcontracted party. Subcontractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the industry; however, if Canadian or U.S. regulatory agencies or courts reclassify the employees of sub-contractors as employees of homebuilders, homebuilders using subcontractors could be responsible for wage, hour and other employment-related liabilities of their subcontractors.

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We will sometimes become responsible for the losses or other obligations of general contractors we hire if there are unforeseen events like their bankruptcy, or an uninsured or under-insured loss claimed against them. The costs of insuring against construction defect and product liability claims are high, and the amount of coverage offered by insurance companies may be limited. There can be no assurance that this coverage will not be further restricted and become more costly. If we are not able to obtain adequate insurance against these claims in the future, our business and results of operations will be adversely affected.

Increasingly in recent years, individual and class action lawsuits have been filed against homebuilders asserting claims of personal injury and property damage caused by a variety of issues, including faulty materials and the presence of mold in residential dwellings. Furthermore, decreases in home values as a result of general economic conditions may result in an increase in both non-meritorious and meritorious construction defect claims, as well as claims based on marketing and sales practices. Our insurance may not cover all of the claims arising from such issues, or such coverage may become prohibitively expensive. If we are not able to obtain adequate insurance against these claims, we may experience significant litigation costs and losses that could reduce our net income, even if we successful in defending such claims.

Increased insurance risk will adversely affect our business, and, as a consequence, may result in uninsured losses or cause us to suffer material losses in excess of insurance limits, which could affect our business, results of operations and financial condition.

We are confronting reduced insurance capacity, and generally lower limits for insurance against some of the risks associated with our business. Some of the actions that have been or could be taken by insurance companies include increasing insurance premiums; requiring higher self-insured retention and deductibles; requiring collateral on surety bonds; imposing additional exclusions, such as with respect to sabotage and terrorism; and refusing to underwrite certain risks and classes of business. The imposition of any of the preceding actions will adversely affect our ability to obtain appropriate insurance coverage at reasonable costs.

In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by our insurance policies. Should an uninsured loss or a loss in excess of insured limits occur, we could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In the United States, the coverage offered and the availability of general liability insurance for construction defects is currently limited and costly. These risks associated with insurance costs increases could affect our business, results of operations and financial condition.

We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims.

In our land development and homebuilding activities, we are exposed to potentially significant litigation, arbitration proceedings and other claims, including breach of contract, contractual disputes and disputes relating to defective title, property misdescription or construction defects. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. With respect to certain general liability exposures, including construction defect and product liability claims, due to the complex nature of these exposures, we are required to exercise significant judgment in interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation. Furthermore, it is difficult to determine the extent to which the assertion of construction defect claims will expand geographically. As a result, our insurance policies may not be available or adequate to cover any liability for damages.

Failure in our financial and commercial controls could result in significant cost overruns or errors in valuing sites.

We own and may purchase a number of sites each year and are therefore dependent on our ability to process a number of transactions (which include, among other things, evaluating the site purchase, designing the layout of the development, sourcing materials and subcontractors and managing contractual commitments) efficiently and accurately. Errors by employees, failure to comply with regulatory requirements and conduct of business rules, failings or inadequacies in internal control processes, equipment failures, natural disasters or the failure of external systems, including those of our suppliers or counterparties, could result in operational losses that could adversely affect our business, financial condition and operating results and our relationships with our customers.

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Our business is susceptible to adverse weather conditions, other environmental conditions and natural and man-made disasters, including cyber-security incidents, which could adversely affect our business and results of operations.

Adverse weather conditions and natural and man-made disasters such as hurricanes, tornadoes, storms, earthquakes, floods, droughts, fires, snow, blizzards and other environmental conditions, as well as terrorist attacks, riots, cyber-security incidents and electrical outages, can have a significant effect on our ability to develop our communities. These adverse conditions can cause physical damage to work in progress and new homes, delays and increased costs in the construction of new homes and disruptions and suspensions of our operations, whether caused directly or by disrupting or suspending operations of those upon whom we rely in our operations. These conditions can mutually cause or aggravate each other, and their incidence and severity are unpredictable. Cyber incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruption. The result of these incidents could include, but are not limited to, disrupted operations, misstated financial data, liability for stolen assets or information, increased cyber-security protection costs, litigation and reputational damage adversely affecting our business and results of operations.

If insurance is unavailable to us or is unavailable on acceptable terms, or if our insurance is not adequate to cover business interruptions or losses resulting from these conditions, our business and results of operations will be adversely affected. In addition, damage to new homes caused by these conditions may cause our insurance costs to increase.

We cannot predict the impact that changing climate conditions, including legal, regulatory and social responses thereto, may have on our business.

Various scientists, environmentalists, international organizations, regulators and other commentators believe that global climate change has added, and will continue to add, to the unpredictability, frequency and severity of natural disasters in certain parts of the world. A number of legal and regulatory measures as well as social initiatives have been introduced in an effort to reduce greenhouse gas and other carbon emissions which some believe may be chief contributors to global climate change. We cannot predict the impact that changing climate conditions, if any, will have on our results of operations or our financial condition. Moreover, we cannot predict how legal, regulatory and social responses to concerns about global climate change will impact our business.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities and workers’ compensation claims incurred as a result. Such a failure could also generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities and our ability to win new business, which in turn could have a material adverse effect on our business, results of operation and financial condition.

If we are not able to retain our executive officers, our business and results of operations could be adversely affected.

We do not have employment agreements with any of our executive officers, which could affect our ability to retain their services. Should we lose the services of one or all of our executive officers and they cannot be adequately replaced, our ability to accomplish the objectives set forth in our business plan could be adversely affected, which would adversely affect our business and results of operations.

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Our relationship with our majority shareholder, Brookfield Asset Management, and other affiliates may be on terms more or less favorable than those that could be obtained from third parties.

As of March 17, 2014, Brookfield Asset Management beneficially owned or controlled or directed, directly or indirectly, approximately 68.5% of our outstanding Common Shares. Our relationship with Brookfield Asset Management and its affiliates includes an unsecured revolving credit facility with a subsidiary of Brookfield Asset Management and the purchase of Canadian tax credits from Brookfield Asset Management for the year ended December 31, 2013. Additionally, we have the right to use the names “Brookfield” and “Brookfield Residential” pursuant to a license agreement between Brookfield Office Properties and Brookfield Global Asset Management Limited, a subsidiary of Brookfield Asset Management. These and other arrangements with affiliates may not be on terms at least as favorable to us as those that could be negotiated with third parties, despite procedural protections to simulate arm’s length negotiations, such as the prior approval of related party transactions by our independent directors. Conversely, the terms of our agreements with affiliates could be more favorable to us than would be available from a third party. In such event, should we be required to replace these arrangements, we might not be able to obtain terms as least at favorable as those with affiliates.

RISKS RELATED TO FINANCING AND LIQUIDITY

Our significant levels of debt and leverage could adversely affect our financial condition.

Our total debt as of December 31, 2013 was approximately $1.4 billion. Our leverage could have important consequences, including the following:

•	the ability to obtain additional financing for working capital, capital expenditures or acquisitions may be impacted in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our debt, thereby reducing the funds available for other purposes;

•	some of our borrowings are and will continue to be at variable rates of interest, which will expose us to the risk of increased interest rates; and

•	our substantial leverage may limit our flexibility to adjust to changing economic or market conditions, reduce the ability to withstand competitive pressures and make us more vulnerable to a general economic downturn.

If any of these conditions occur, or should we be unable to repay these obligations as they become due, our financial condition will be adversely affected.

In addition, our various debt instruments contain financial and other restrictive covenants that may limit our ability to, among other things, borrow additional funds that might be needed in the future. We also guarantee shortfalls under some of our community bond debt, when the revenues, fees and assessments which are designed to cover principal and interest and other operating costs of the bonds are not paid. Historically, we financed many of our projects located in the United States individually and may continue to do so in the future. As a result, to the extent we increase the number of projects and our related investment, our total debt obligations may increase. In general, we repay the principal of our project debt from the proceeds of home and lot closings. Based on our interest rate sensitive net debt levels, as of December 31, 2013, a 1% change up or down in interest rates could have either a negative or positive effect of approximately $2 million on our cash flows.

If we are not able to raise capital on favorable terms or at all, our business and results of operations will be adversely affected.

We operate in a capital intensive industry and require capital to maintain our competitive position. The failure to secure additional debt or equity financing or the failure to do so on favorable terms will limit our ability to grow our business, which in turn will adversely affect our business and results of operations. We expect to make significant capital expenditures in the future to enhance and maintain the operations of our properties and to expand and develop our real estate inventory. If our plans or assumptions change or prove to be inaccurate, or if cash flow from operations proves to be insufficient due to unanticipated expenses or otherwise, we will likely seek to minimize cash expenditures and/or obtain additional financing in order to support our plan of operations.

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The availability of financing from banks and the public debt markets has experienced significant volatility in the United States in recent years. Due to the uncertainties that exist in the credit markets, economy and for homebuilders in general, we cannot be certain that we will be able to replace existing financing or find additional sources of financing. If sufficient funding, whether obtained through public or private debt, equity financing or from strategic alliances, is not available when needed or is not available on acceptable terms, our business and results of operations will be adversely affected.

Our access to capital and our ability to obtain additional financing could be affected by any downgrade of our credit ratings.

The Corporation’s corporate credit rating and ratings on the Corporation’s senior secured and unsecured notes and our current credit condition affect, among other things, our ability to access new capital, especially debt. Negative changes in these ratings may result in more stringent covenants and higher interest rates under the terms of any new debt. If our credit ratings are lowered or rating agencies issue adverse commentaries in the future, it could have a material adverse effect on our business, results of operations, financial condition and liquidity. In particular, a weakening of our financial condition, including a significant increase in our leverage or decrease in our profitability or cash flows, could adversely affect our ability to obtain necessary funds, result in a credit rating downgrade or change in outlook, or otherwise increase our cost of borrowing.

An inability to obtain additional performance, payment, completion and surety bonds and letters of credit could limit our future growth.

We are often required to provide performance, payment, completion and surety bonds or letters of credit to secure the completion of our construction contracts, development agreements and other arrangements. We have obtained facilities to provide the required volume of performance, payment, completion and surety bonds and letters of credit for our expected growth in the medium term; however, unexpected growth may require additional facilities. Our ability to obtain additional performance, payment, completion and surety bonds and letters of credit primarily depends on our capitalization, working capital, past performance, management expertise and certain external factors, including the capacity of the performance bond market. Performance, payment, completion and surety bond and letter of credit providers consider these factors, in addition to our performance and claims record and provider-specific underwriting standards, which may change from time to time.

If our claims record or our providers’ requirements or policies change or if the market’s capacity to provide performance and completion bonds is not sufficient and we are unable to renew or amend our existing facilities on favorable terms or at all, we could be unable to obtain additional performance, payment, completion and surety bonds or letters of credit when required, which could limit our future growth or have a material adverse effect on our existing business, results of operations and financial condition.

Changes to foreign currency exchange rates could adversely affect the value of our results of operations and financial condition.

We have businesses with earnings in both the United States and Canada. Our financial results are reported in U.S. dollars. Changes in the U.S. dollar/Canadian dollar exchange rate will affect the value of the reported earnings and the value of those assets and liabilities denominated in foreign currencies. For example, an increase in the value of the U.S. dollar compared to the Canadian dollar would reduce our Canadian dollar-denominated revenue when reported in U.S. dollars, and vice versa. Our results of operations and financial condition may be adversely affected by such exchange rate fluctuations.

Tax law changes could make home ownership more expensive or less attractive, which could have an adverse impact on demand for and sales prices of new homes.

In the United States, unlike in Canada, significant expenses for purposes of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for an individual’s U.S. federal and, in some cases, state income taxes, subject to various limitations under current tax law and policy. If the U.S. federal government or a state government changes its income tax laws, eliminating or substantially modifying these income tax deductions, the after-tax cost of owning a new home would increase for many potential purchasers of our homes. Increases in property tax rates by local governmental authorities, as experienced in response to reduced federal, state and provincial funding, can adversely affect the ability of potential purchasers of our homes to obtain financing or their desire to purchase new homes. In addition, increases in sales and other taxes could discourage potential homebuyers from purchasing one of our homes.

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Any resulting loss or reduction of homeowner tax deductions, if such tax law changes were enacted without offsetting provisions, or any other increase in any taxes affecting homeowners, would adversely impact demand for and sales prices of new homes.

RISKS RELATED TO OUR COMMON SHARES

If our share price declines, investors in our Common Shares could lose a significant part of their investment.

The market price of our Common Shares may be influenced by many factors, some of which are beyond our control, including those described above in “Risks Related to the Business and Industry of the Corporation” and the following:

•	variations in our quarterly or annual operating results and financial condition and those of our competitors;

•	differences between our actual financial and operating results and those expected by investors;

•	the inability to meet the financial estimates of analysts who follow our Common Shares;

•	changes in financial estimates by securities analysts;

•	the failure of securities analysts to cover or continue to cover our Common Shares;

•	general economic, political and stock market conditions;

•	changes in government regulations affecting our business, including investment restrictions;

•	the failure to meet, or delay in meeting, our growth targets;

•	announcements by us or our competitors of strategic actions such as significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	business risks and conditions in the land development and homebuilding markets and housing markets generally;

•	investor perception of the homebuilding industry;

•	future sales of our Common Shares or other securities;

•	the depth and liquidity of the market for our Common Shares;

•	interest rates;

•	investor perceptions of the investment opportunity associated with our Common Shares relative to other investment alternatives; and

•	our dividend policy.

As a result of these factors, investors in our Common Shares may not be able to resell their Common Shares at or above the price at which they were purchased or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our Common Shares, regardless of our operating performance. Price volatility may be greater if the trading volume of our Common Shares is low. In addition, securities markets have experienced significant price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the trading prices of our Common Shares. As a result, investors in our Common Shares could lose a significant part of their investment.

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Investors might have difficulty enforcing civil liabilities in the United States against us and our directors and officers.

We are organized outside of the United States. Many of our directors and officers and the experts named in this Annual Information Form reside outside the United States. Because we and those persons are located outside the United States, it may not be possible for investors to effect service of process within the United States on us or them. Furthermore, it may not be possible for investors to enforce against us or them, in the United States, judgments obtained in U.S. courts, because a substantial portion of our and their assets are located outside the United States. Investors’ rights will be subject to the laws of multiple jurisdictions, and investors may not be able to enforce investors’ rights effectively in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly and often result in substantial uncertainty and delay in the enforcement of rights. In addition, treaties may not exist in all cases for the recognition of the enforcement of a judgment or order of a foreign court. We have been advised by our Canadian counsel that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction over the matter that was recognized by a Canadian court for such purposes. However, we cannot assure you that this will be the case. In addition, we have also been advised by our Canadian counsel that it is less certain that an action can be brought in Canada in the first instance on the basis of liability predicated solely upon such laws. Therefore, it may not be possible to enforce those judgments against us, certain of our directors and officers or some of the experts named in this Annual Information Form.

In addition, the bankruptcy, insolvency, foreign exchange, administration and other laws of Canada may be materially different from those of the United States. The consequences of the multiple jurisdictions involved in the transaction could trigger disputes over which jurisdiction’s laws should govern, which could adversely affect investors’ ability to enforce their rights.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, may rely on exemptions from certain corporate governance requirements that are designed to provide protection to investors of companies that are not “controlled companies.”

As of March 17, 2014, Brookfield Asset Management and its affiliates owned approximately 68.5% of our outstanding Common Shares and, as a result, we are a “controlled company” under the NYSE corporate governance standards. As a controlled company, we are exempt under the NYSE standards from the obligation to comply with certain corporate governance requirements, including the requirements: that a majority of our board of directors consist of independent directors; that our board of directors have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We do not presently intend to elect to utilize any of the “controlled company” corporate governance exemptions available to us under the NYSE rules. If we make use of the NYSE’s “controlled company” exemptions, investors may not have the same protection afforded to investors of companies that are not “controlled companies.”

Although the Common Shares are listed on the NYSE, as a foreign private issuer we have elected to rely on certain Canadian requirements concerning corporate governance, and there exists the possibility that Canadian securities law requirements will provide less protection than those required by the NYSE.

The Common Shares are listed on the NYSE, and we will be subject to certain corporate governance and other requirements to maintain our listing. However, as a foreign private issuer, we are permitted to elect to follow certain corporate governance rules that conform to Canadian requirements in lieu of most of the NYSE corporate governance standards. As a result, investors may not have the same protections afforded to investors of companies that are not eligible for exemption from any of the NYSE corporate governance requirements.

If we were determined to be a passive foreign investment company, the determination would result in certain potentially adverse U.S. federal income tax consequences to U.S. Holders of Common Shares.

The rules for determining whether an entity is a passive foreign investment company, referred to as a PFIC, are complex, fact specific, and subject to interpretative differences, so that we cannot give any assurance as to our status as a PFIC for the current or any future year.

If we were to constitute a PFIC for any year during which a U.S. Holder (as defined below) owns Common Shares, then the U.S. Holders could be subject to increased taxes and related interest charges on the receipt of certain distributions or constructive distributions and with respect to the sale or other disposition of Common Shares, unless

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certain elections were made. In addition, U.S. Holders of a PFIC have certain IRS reporting obligations. U.S. Holders of Common Shares should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation. For purposes hereof a “U.S. Holder” means (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United Sates any state therein or the District of Columbia; or (iii) any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in our Common Shares.

We do not expect to pay dividends on our Common Shares in the foreseeable future.

The Corporation has not declared or paid dividends on the Common Shares. We cannot predict at this time whether we will pay dividends on Common Shares in future. Whether we will pay dividends on Common Shares, and the timing and amount of any dividends, will be subject to approval and declaration by the board of directors, and will depend on a variety of factors, including our earnings, cash requirements and financial condition and other factors deemed relevant by the board of directors.

Present and future offerings of debt or equity securities ranking senior to our Common Shares may adversely affect the market price of our Common Shares and dilute the value of an investment in Common Shares.

If we decide to issue debt or equity securities ranking senior to our Common Shares in the future it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of holders of our Common Shares and may result in dilution to holders of our Common Shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Common Shares will bear the risk of our future offerings reducing the market price of our Common Shares and diluting the value of their shareholdings in us.

The number of shares available for future sale could adversely affect the market price of our Common Shares.

We cannot predict whether future issuances of our Common Shares or the availability of Common Shares for resale in the open market will decrease the market price per Common Share, resulting in the dilution of existing shareholders. Issuances of a substantial number of Common Shares in the public market or the perception that such issuances might occur could materially adversely affect the market price of our Common Shares. The existence of options or convertible securities or other potential issuances of Common Shares may also materially adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. We issue new Common Shares from time to time, as follows:

•	Dividends on our Preferred shares, which are payable semi-annually in arrears, normally at the end of June and December of each year, are payable at our election in cash, shares of Common Shares or a combination of cash and Common Shares.

•	Beginning June 30, 2014, if the 90-day volume weighted average market price of the Common Shares is greater than $18.30 per share, we may, at our option, require all Preferred shares to be automatically converted into Common Shares.

•	The exercise of any options granted to directors, executive officers and other employees under our stock compensation plans will result in the issuance of Common Shares.

•	From time to time, we may issue additional Common Shares, including securities that are convertible into or exchangeable for, or that represent the right to receive Common Shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings.

In addition, if Brookfield Asset Management should decide in the future to sell any of Common Shares beneficially owned by it or the market perceives that Brookfield Asset Management will sell, the sale (or the perception of the market that a sale may occur) could adversely affect the trading prices of our Common Shares.

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Brookfield Asset Management continues to have significant influence over us, which could result in actions that holders of Common Shares do not believe to be in their interests or the Corporation’s interests, which may have an adverse effect on the trading prices of our Common Shares.

Brookfield Asset Management beneficially owns, or controls or directs, directly or indirectly, 81,493,112 of our Common Shares, representing approximately 68.5% of the outstanding Common Shares. Accordingly, Brookfield Asset Management has significant influence on our strategic direction and significant corporate transactions, and its interests in these matters may conflict with those of our other shareholders. As a result, Brookfield Asset Management could cause Brookfield Residential to take actions that other shareholders do not support.

This concentrated ownership of outstanding Common Shares may also limit the ability of holders of Common Shares to influence corporate matters. As a result, we may take actions that holders of Common Shares do not believe to be in our interests or their interests and that could depress our share price. Furthermore, Brookfield Asset Management’s significant ownership interest in us combined with other anti-takeover provisions could deter an acquisition proposal that investors may consider favorable, since Brookfield Asset Management could vote a majority of our Common Shares against any takeover proposal submitted for shareholder approval, or otherwise delay or prevent a change in control. This could have an adverse effect on trading prices of Common Shares.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a description of the material terms of the authorized capital of Brookfield Residential. The terms of Brookfield Residential’s authorized capital are more detailed than the general information provided below. Therefore, please carefully consider the actual terms of the authorized capital. The articles of Brookfield Residential, as amended, are filed on SEDAR at www.sedar.com.

Authorized Capital

The authorized share capital of Brookfield Residential consists of

•	an unlimited number of Common Shares; and

•	an unlimited number of shares of preferred shares, of which 65,246 shares are designated as Preferred Shares. Brookfield Residential has no present plans to designate or issue any other preferred shares.

Outstanding Share Capital

As at December 31, 2013, the following shares of the Corporation were issued and outstanding: 119,026,076 Common Shares and 64,061 Preferred Shares.

As at March 17, 2014, the following shares of the Corporation were issued and outstanding: 119,031,812 Common Shares and 61,961 Preferred Shares.

Rights and Preferences of Brookfield Residential Shares Common Shares

Voting Rights. All Common Shares have identical rights and privileges. The holders of Common Shares are entitled to vote on all matters submitted to a vote of the Brookfield Residential shareholders, including the election of directors; provided, however, that holders of Common Shares will not be entitled to vote for any amendments to the Corporation’s articles of incorporation that relate only to an outstanding series of preferred shares. On all matters to be voted on by holders of Common Shares, the holders will be entitled to one vote for each Common Share held of record, and will have no cumulative voting rights.

Dividend Rights. Holders of Common Shares are entitled to receive dividends or other distributions when and if declared by the Board. The right of the Board to declare dividends, however, will be subject to the rights of any holders of outstanding preferred shares of Brookfield Residential and the availability of sufficient funds under the OBCA to pay dividends. For a more complete description of the dividend rights of holders of preferred shares of Brookfield Residential, see “— Preferred Shares” and “— Preferred Shares Issuable in Series” below.

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Liquidation Preference. In the event of a liquidation, dissolution or winding-up of Brookfield Residential, after the payment in full of all amounts owed to holders of any outstanding shares of Brookfield Residential preferred shares, the remaining assets of Brookfield Residential will be distributed rateably to the holders of Common Shares, in proportion to the number of shares held by such holders.

Other Rights. Holders of Common Shares have no preemptive rights and no right to convert their Common Shares into any other securities. There are no redemption or sinking fund provisions applicable to the Common Shares. The rights, preferences and privileges of holders of Common Shares will be subject to, and may be adversely affected by, the rights of holders of the Preferred Shares and shares of any other series of preferred shares of Brookfield Residential which the Corporation may designate and issue in the future without further shareholder approval.

Preferred Shares

Holders of the Preferred Shares are not entitled to receive notice of or to attend any meeting of shareholders of the Corporation and will not be entitled to vote at any such meeting except certain meetings at which their vote is required.

In order to ensure that the terms of the Preferred Shares would be the same in all material respects as the terms of the Brookfield Homes preferred shares, and in accordance with the terms of the Brookfield Homes convertible preferred shares, appropriate adjustments were made in the conversion rate of the Preferred Shares received in the Transactions. The adjustments reflected the exchange ratio applicable to the underlying Common Shares received in the merger of 0.76490053 Common Shares for each share of Brookfield Homes common stock held. As a result, the Preferred Shares are convertible at the option of the shareholder, into Common Shares, at a conversion rate of 2.731787605 Common Shares per Preferred Share, which is equivalent to a conversion price of approximately $9.15 per share, subject to future adjustment.

Dividends on the Preferred shares will be fully cumulative, without interest, from the date of original issuance of the Preferred Shares and will be payable semi-annually in arrears, normally at the end of June and December of each year, at Brookfield Residential’s election, in cash, shares of Common Shares or a combination of cash and Common Shares. The Preferred Shares are perpetual and will not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of the Common Shares is greater than $18.30 per share, Brookfield Residential may, at its option, require all preferred shares to be automatically converted into Common Shares.

In the event that the Corporation elects to pay all or any portion of the dividends in Common Shares, the amount of dividend for each Preferred Share will be computed based on an average of the volume weighted closing price of the Common Shares over the five days immediately preceding the dividend declaration date.

As the Preferred Shares rank senior to the Common Shares, holders of Common Shares are only entitled to receive any dividends after all accumulated and unpaid dividends for the then-current semi-annual dividend period are paid or declared and set apart for the Preferred Shares.

No dividends will be paid on the Preferred Shares in the event that there is a default, in whole or in part, on any dividend on any share in the capital of the Corporation ranking senior as to the payment of dividends to the Preferred Shares.

No dividends will be paid on any shares in the capital of the Corporation ranking on parity with the Preferred Shares for any period unless full cumulative dividends have been paid or declared and set aside for payment on the Preferred Shares. Additionally, no full dividends will be paid or declared and set aside for payment on the Preferred Shares for any period unless full cumulative dividends have been, or contemporaneously are, paid or declared and set aside for any shares in the capital of the Corporation ranking on parity with the Preferred Shares.

In the event of a liquidation, dissolution or winding-up of Brookfield Residential, subject to prior rights of holders of any shares ranking senior to the Preferred Shares, the holders of the Preferred Shares will be entitled to a certain amount of the Corporation’s assets. For clarity, a liquidation, dissolution or winding-up of Brookfield Residential for the purposes of the Preferred Shares does not include a consolidation or merger of the Corporation with another corporation nor a sale or transfer of all or part of the Corporation’s assets.

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Preferred Shares Issuable in Series

The Board is authorized to issue from time to time, without further shareholder approval, an unlimited number of shares of preferred shares (in addition to the Preferred Shares) in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. Brookfield Residential could issue its preferred shares in ways which may delay, defer or prevent a change in control of Brookfield Residential without further action by Brookfield Residential’s shareholders and may adversely affect the voting and other rights of the holders of Common Shares. The issuance of preferred shares of Brookfield Residential with voting and conversion rights may adversely affect the voting power of the holders Common Shares, including the loss of voting control to others. However, despite this potential use of the preferred shares, the preferred shares are not intended for anti-takeover purposes without shareholder approval. The preferred shares are instead intended to provide future financing flexibility.

Description of the 2020 Notes and 2020 Indenture

On December 14, 2012, Brookfield Residential completed a private placement offering of $600 million aggregate principal amount of senior unsecured notes due 2020 (the “2020 Notes”). The 2020 Notes are direct senior unsecured obligations of Brookfield Residential and rank pari passu in the right payment with all other unsecured and unsubordinated indebtedness of Brookfield Residential. The 2020 Notes were issued pursuant to an indenture dated December 14, 2012 among Brookfield Residential, certain of its subsidiaries, as guarantors, and Wells Fargo Bank, National Association, as trustee (the “2020 Indenture”). The following is a summary of the terms of the 2020 Notes:

Issuer:	Brookfield Residential Properties Inc. (the “Issuer”)

Guarantors:	All of the current and future subsidiaries of the Issuer, other than immaterial subsidiaries, subsidiaries that are U.S. special purpose entities and subsidiaries whose operations consist of issued mortgage loans

Security Description:	6.500% Senior Notes due 2020

Face:	$600,000,000

Maturity:	December 15, 2020

Coupon:	6.500% per year

Offering Price:	100.000%, plus accrued interest, if any, from December 14, 2012

Yield to Maturity:	6.500%

Interest Payment Dates:	June 15 and December 15 commencing June 15, 2013

Use of Proceeds:	Repay in full notes payable and debt due to affiliates, repay $28 million of project specific financings and $9 million of bank indebtedness, and the remainder for general corporate purposes

Equity claw:	At any time before December 15, 2015, the Issuer may, on one or more occasions, redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.500%, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption using the net cash proceeds of one or more equity offerings

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Optional Redemption:	Redeemable at Issuer’s option, in whole or in part, at any time on or after December 15, 2015, at the redemption prices set forth below, together with accrued and unpaid interest, if any, to the date of redemption, if redeemed during the 12- month period beginning on December 15 of:

Year	Notes Redemption Percentage
2015	104.875%
2016	103.250%
2017	101.625%
2018 and thereafter	100.000%

Make-Whole:	Redeemable at the Issuer’s option at any time prior to December 15, 2015, at a T+50 make-whole premium

Description of the 2022 Notes and 2022 Indenture

On June 25, 2013, the Corporation and Brookfield Residential US Corporation, a wholly owned subsidiary of the Corporation, co-issued a private placement of $500 million of unsecured senior notes (the “2022 Notes”). The 2022 Notes are direct senior unsecured obligations of Brookfield Residential and rank pari passu in the right payment with all other unsecured and unsubordinated indebtedness of Brookfield Residential. The 2022 Notes were issued pursuant to an indenture dated June 25, 2013 among Brookfield Residential, Brookfield Residential US Corporation, certain of its subsidiaries, as guarantors, and Wells Fargo Bank, National Association, as trustee (the “2022 Indenture”). The following is a summary of the terms of the 2022 Notes:

Issuer:	Brookfield Residential Properties Inc. and Brookfield Residential US Corporation

Guarantors:	All of the current and future subsidiaries of Brookfield Residential, other than immaterial subsidiaries, subsidiaries that are U.S. special purpose entities and subsidiaries whose operations consist of issued mortgage loans

Security Description:	6.125% Senior Notes due 2022

Face:	$500,000,000

Maturity:	July 1, 2022

Coupon:	6.125% per year

Offering Price:	100.000%, plus accrued interest, if any, from June 25, 2013

Yield to Maturity:	6.125%

Interest Payment Dates:	January 1 and July 1 commencing January 1, 2014

Use of Proceeds:	Repay certain project-specific financings and bank indebtedness and for general corporate purposes

Equity claw:	At any time before July 1, 2016, the Brookfield Residential may, on one or more occasions, redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.125%, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption using the net cash proceeds of one or more equity offerings

Brookfield Residential Properties Inc. – 2014 Annual Information Form	31

Optional Redemption:	Redeemable at Issuer’s option, in whole or in part, at any time on or after July 1, 2017, at the redemption prices set forth below, together with accrued and unpaid interest, if any, to the date of redemption, if redeemed during the 12- month period beginning on July 1 of:

Year	Notes Redemption Percentage
2015	104.594%
2016	103.063%
2017	101.531%
2018 and thereafter	100.000%

Make-Whole:	Redeemable at the Issuer’s option at any time prior to December 15, 2015, at a T+50 make-whole premium

Ratings of the 2020 Notes and 2022 Notes

The 2020 Notes and the 2022 Notes are rated B2 by Moody’s Investors Service, Inc. (“Moody’s”) and BB- by Standard & Poor’s Rating Service (“S&P”).

Moody’s credit ratings are on a long-term debt rating scale that ranges from “Aaa” to “C”, which represents the range from highest to lowest quality of such securities rated. A rating of B is characterized by Moody’s as speculative and subject to high credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid range ranking and the modifier 3 indicates a ranking in the lower end of its generic rating category. The B category is the sixth highest of the nine available rating categories.

S&P rates long-term debt instruments by rating categories ranging from a high of AAA to a low of D. According to the S&P ranking system, long-term debt rated BB (the fifth highest out of ten categories) is regarded as less vulnerable to nonpayment than other speculative issues; however, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit ratings accorded to the 2020 Notes and the 2022 Notes are not recommendations to purchase, hold or sell such securities inasmuch as such ratings are not a comment upon the market price of the securities or their suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing or liquidity of the 2020 Notes and 2022 Notes in the secondary markets, should such markets develop. Brookfield Residential undertakes no obligation to maintain the ratings or to advise holders of the 2020 Notes and the 2022 Notes of any change in ratings. Each agency’s rating should be evaluated independently of any other agency’s rating.

DIVIDENDS AND DIVIDEND POLICY

Common Shares

The Corporation has never declared or paid dividends on the Common Shares. The declaration and payment of dividends on the Common Shares are at the discretion of the Board. No dividends or other distributions can be paid or set apart for payment on the Common Shares until all accumulated and unpaid preferred dividends on the Preferred Shares have been paid or declared and set apart for payment. Any dividend per Preferred Share would equal an amount computed pursuant to a formula outlined in the articles of the Corporation, as amended.

Brookfield Residential cannot predict at this time whether it will pay dividends on its Common Shares. Whether Brookfield Residential will pay dividends on its Common Shares, and the timing and amount of those dividends, will be subject to approval and declaration by the Board, and will depend on a variety of factors, including the earnings, cash requirements and financial condition of Brookfield Residential and other factors deemed relevant by the Board.

Brookfield Residential Properties Inc. – 2014 Annual Information Form	32

Preferred Shares

The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Board. Dividends on the Corporation’s Preferred Shares are paid semi-annually, normally at the end of June and December of each year. The dividends are fully cumulative and accumulate without interest from the date of original issuance. Dividends on the Corporation’s preferred shares are declared in United States dollars.

MARKET FOR SECURITIES

The Corporation’s publicly-traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbol shown below:

Security	Symbol	Stock Exchange
Common Shares(1)	BRP	TSX and NYSE

(1)	The Corporation’s Common Shares were listed for trading on the TSX and NYSE on April 1, 2011.

Information on the trading prices and volumes for the Common Shares for each month of the calendar year ended December 31, 2013 is set out in Appendix A to this Annual Information Form.

DIRECTORS AND OFFICERS

Directors

The Corporation’s directors are elected annually and hold office until the end of the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board has 9 directors, a majority of whom are independent. Particulars relating to each of the 9 directors nominated for election at the Annual Meeting of Shareholders to be held on May 1, 2014 are set out in the Corporation’s Management Information Circular on pages 8 to 12, which are incorporated herein by reference.

Executive Officers of the Corporation

The names of the executive officers of the Corporation, their location of residence, their current offices and their dates of appointment are shown in the following table:

Brookfield Residential Properties Inc. – 2014 Annual Information Form	33

Name	Residence	Current Office	Prior Offices Held During the Past 5 Years	Date of Appointment to Current Office
Michael Dutczak	Alberta, Canada	Executive Vice President, Special Situations	Senior Vice President, Alberta Land, BPO Residential	March 31, 2011
Craig J. Laurie	New Jersey, United States	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, Brookfield Homes Corporation	March 31, 2011
Alan Norris	Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer, BPO Residential	March 31, 2011
Shane Pearson	Alberta, Canada	Executive Vice President & Corporate Counsel	Vice President & Corporate Counsel, Brookfield Homes Corporation Senior Vice President & Corporate Counsel, Brookfield Residential	December 16, 2013

As at March 17, 2014, the directors and executive officers of the Corporation together owned, or controlled or directed, directly or indirectly, approximately 2.074 million Common Shares, representing approximately 1.7% of the Corporation’s issued and outstanding Common Shares.

Committees

The Board has an Audit Committee, a Governance and Nominating Committee, and a Management Resources and Compensation Committee (“Compensation Committee”). The names of the members of each of the committees are shown in the following table:

Audit Committee	Governance and Nominating Committee	Management Resources and Compensation Committee
Bruce T. Lehman	Allan S. Olson	Bruce T. Lehman(3)
Patricia M. Newson(1)	David M. Sherman(2)	Robert L. Stelz1(4)
Allan S. Olson	Michael D. Young	Michael D. Young

(1)	Chair of the Audit Committee.
(2)	Chair of the Governance and Nominating Committee.
(3)	Chair of the Compensation Committee.
(4)	Independent Chair of the Board.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of Brookfield Residential, none of the persons who are directors or executive officers of Brookfield Residential are, as at the date hereof, or have been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that: (a)(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively referred to as an “Order”), that was issued while the person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) are, as at the date hereof, or have been within 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) have, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the person.

Brookfield Residential Properties Inc. – 2014 Annual Information Form	34

To the knowledge of Brookfield Residential, none of the persons who are directors or executive officers of Brookfield Residential, and no personal holding company thereof owned or controlled by them: (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is CST Trust Company at its principal office in Toronto, Ontario, Canada. CST Trust Company maintains registers for the transfer of the Corporation’s Common Shares at its offices in Toronto, Ontario in Canada and through American Stock Transfer & Trust Company, LLC in Brooklyn, New York in the United States.

AUDIT COMMITTEE INFORMATION

Responsibilities of the Audit Committee

The Board has established an Audit Committee with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the Board. The current Charter of the Audit Committee was reviewed and confirmed by the Board on February 11, 2014 and is set out in full in Appendix B to this Annual Information Form.

The Audit Committee is comprised of three independent, financially literate directors: Patricia M. Newson (Chair), Bruce T. Lehman and Allan S. Olson.

Patricia M Newson (Chair)

Ms. Newson was appointed a director of the Corporation on March 31, 2011. In addition to the public companies listed below, Ms. Newson currently serves on the board of directors of the Alberta Electric System Operator, Heritage Gas Limited and Quality Urban Energy Systems of Tomorrow (QUEST). She retired in 2011 from AltaGas Ltd. as President of the Utility Division. Ms. Newson was President and CEO of AltaGas Utility Group Inc. from 2005 to 2009, and Senior Vice President Finance and CFO of AltaGas Income Trust from 1996 to 2006. Previous board experience includes Brookfield Asset Management Inc., AltaGas Utility Group Inc., Guide Exploration Inc., Inuvik Gas Ltd., and the Canadian Gas Association. Ms. Newson is a Chartered Accountant.

Bruce T. Lehman

Mr. Lehman served as a director of Brookfield Homes Corporation from 2002 until March 31, 2011. During this period, Mr. Lehman invested and held principal positions with Armada, LLC and Summit Land Partners, LLC with a primary focus on residential land investments. He is presently a principal of Armada Real Estate Group, LLC and remains active in real estate investment and development. Previously, Mr. Lehman has also provided independent consulting services, including strategic advice and corporate dissertations in the real estate arena. From 1996 to 2000, Mr. Lehman was President-Merchant Housing Division, of Catellus Residential Group, a wholly-owned subsidiary of Catellus Development Corp. (NYSE). Mr. Lehman also held this position with Catellus Residential Group’s predecessor company, Akins Real Estate Group, from 1989 until 2000.

Brookfield Residential Properties Inc. – 2014 Annual Information Form	35

Allan S. Olson

Mr. Olson was appointed as a director of the Corporation on February 13, 2012. Mr. Olson was the founder and majority shareholder, and since 1991 has been an executive and is now Chairman, of First Industries Corporation, a private investment and operating company. Prior to that he was President and Chief Executive Officer of the Churchill Corporation from 1989 to 1990, and Banister Construction Group from 1990 to 1991 and held various positions at Stuart Olson Construction including President and Chief Executive Officer from 1965 to 1989. Mr. Olson has served as a director of both private and public companies, and most recently was a director of IPSCO Steel Inc. from 1988 until the company was sold in 2007. He was also Chairman of Summit REIT until it was sold in 2006. Mr. Olson is currently a director of ZCL Composites and served as a director of Brookfield Office Properties and its predecessor companies, for more than 15 years, until 2012.

Principal Accounting Firm Fees and Services

Aggregate fees billed to the Corporation and its subsidiaries for the fiscal year ended December 31, 2013 by Deloitte LLP amounted to approximately $1,698,585. From time to time, Deloitte LLP also provides consultative and other non-audit services to the Corporation and its subsidiaries and affiliates. The Audit Committee has adopted a policy regarding the provision of non-audit services by the external auditor. This policy, which is periodically reviewed and updated, requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte LLP to the Corporation and its consolidated subsidiaries for the fiscal year ended December 31, 2013 and 2012, expressed in U.S. dollars.

	2013			2012
	Brookfield Residential	Subsidiaries of Brookfield Residential	Total	Brookfield Residential	Subsidiaries of Brookfield Residential	Total
Audit fees	$1,018,126	$91,302	$1,109,428	$1,086,906	$87,535	$1,174,441
Audit-related fees	377,576	20,000	397,576	24,135	—	24,135
Tax fees	—	—	—	—	—	—
Other fees	191,581	—	191,581	125,050	—	125,050

Total	$1,587,283	$111,302	$1,698,585	$1,236,091	$87,535	$1,323,626

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits of public companies, investment funds and financial statements in connection with property-specific and subsidiary financings, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, due diligence related to securities filings, securities offerings and mergers and acquisitions, accounting consultations and audits in connection with acquisitions, and attest services that are not required by statute or regulation such as consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax return preparation and tax advisory services. All other fees include fees for translation and advisory support services.

The Audit Committee has received representations from Deloitte LLP regarding its independence and has considered the relations described above in arriving at its determination that Deloitte LLP is independent of the Corporation.

Brookfield Residential Properties Inc. – 2014 Annual Information Form	36

LEGAL PROCEEDINGS

Brookfield Residential is party to various legal actions arising in the ordinary course of its business. We believe that none of these actions, either individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations. In addition, the Corporation is one of numerous defendants in a lawsuit that has been filed in Delaware Chancery Court, alleging breaches of fiduciary duty and invalid merger and conversion relating to the Transaction. In 2012, the Court dismissed the invalid merger and conversion claim as against all defendants. Accordingly, the case has been narrowed and only the breach of fiduciary duty claim remains as against the Corporation. In November 2013, an agreement in principle was reached settling the matter, subject to agreement being reached on the settlement documents, notice being sent to class members and a hearing on the fairness of the settlement and Court approval. It is anticipated that the Corporation will not suffer a loss as a result of the settlement.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below, no director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares, or any known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or during the current fiscal year or in any proposed transaction, that has materially affected or will materially affect the Corporation.

Private Placement

On November 20, 2012, Brookfield Residential completed a private placement of 8,000,000 Common Shares to Brookfield Asset Management concurrently with a public offering of 8,424,696 Common Shares (which includes Common Shares issued pursuant to the subsequent exercise of an over-allotment option). Brookfield Residential used the net proceeds from the Equity Offerings of approximately $227.2 million to repay approximately 58.4 million of the senior note due 2015 to Brookfield Office Properties and to pay down $165.5 million of the amount due under Brookfield Residential’s unsecured revolving credit facility with a subsidiary of Brookfield Asset Management.

Other

On December 14, 2012, Brookfield Residential completed a private placement offering of the 2020 Notes. The proceeds of the Debt Offering and Equity Offerings were used, among other things, to repay debt due to affiliates, including the repayment in full of a C$265 million senior unsecured promissory note and a C$215 million junior unsecured promissory note, both payable to Brookfield Office Properties and issued in connection with the Transactions.

Brookfield Residential has a $300 million unsecured revolving operating facility with a subsidiary of Brookfield Asset Management.

During the year ended December 31, 2013, the Corporation paid $33 million to Brookfield Asset Management to acquire the tax attributes of a subsidiary of Brookfield Asset Management.

During the year ended December 31, 2013, the Corporation paid $29 million to a subsidiary of Brookfield Asset Management to acquire 451 lots located in Riverside County, California. The Corporation also entered into profit sharing arrangements with the seller regarding lot sale transactions and net profit from development.

During the year ended December 31, 2013, the Corporation paid $18 million to Brookfield Asset Management for Canadian tax credits.

On December 3, 2012, the Corporation borrowed $225.0 million under a promissory note from a subsidiary of Brookfield Asset Management in connection with the acquisition of Playa Vista Capital Company LLC. The promissory note was repaid in full prior to the end of the year.

Brookfield Residential Properties Inc. – 2014 Annual Information Form	37

Additionally, Brookfield Residential has the right to use the names “Brookfield” and “Brookfield Residential” pursuant to a license agreement between Brookfield Office Properties and Brookfield Global Asset Management Limited, a subsidiary of Brookfield Asset Management.

Finally, one of our directors and the Chair of the Board, Robert L. Stelzl, also serves as an independent director of Brookfield Office Properties, an affiliate of the Corporation.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Corporation or any of its subsidiaries or their predecessors within the most recently completed financial year, or were entered into before the most recently completed financial year and are still in effect, or which are proposed to be entered into:

•	Brookfield Residential has a $300 million unsecured revolving credit facility with a subsidiary of Brookfield Asset Management at an interest rate of LIBOR plus 4.5%.

•	The 2020 Indenture governing the 2020 Notes.

•	The purchase agreement entered into by Brookfield Residential in connection with the private placement offering of the 2020 Notes with among others, Credit Suisse Securities (USA) LLC, as representative of the purchasers

•	The 2022 Indenture governing the 2022 Notes.

•	The purchase agreement entered into by Brookfield Residential in connection with the private placement offering of the 2022 Notes with among others, Credit Suisse Securities (USA) LLC, as representative of the purchasers.

•	Brookfield Residential US Corporation, a wholly-owned subsidiary of the Corporation, as borrower, and the Corporation, as the parent company to the borrower, entered into a $250 million unsecured revolving credit facility (the “Revolving Credit Facility”) with various lenders, with availability subject to a borrowing base calculation. Interest is charged on the facility at a rate equal to either the adjusted LIBOR plus the applicable rate between 1.875% and 2.25% per annum or the alternate base rate plus the applicable rate between 0.875% and 1.25% per annum, at the option of the borrower.

It is not expected that any aspect of the Corporation’s business will be affected in 2014 by renegotiation or termination of contracts or subcontracts.

INTERESTS OF EXPERTS

Deloitte LLP, the Corporation’s external auditor, is independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the Circular.

Additional financial information is provided in our financial statements and in our management’s discussion and analysis for the most recently completed financial year, which are contained in our 2013 Annual Report.

The Corporation’s most recent Circular and Annual Report, as well as other information on the Corporation, may be found on our website at www.brookfieldrp.com and on SEDAR at www.sedar.com.

Brookfield Residential Properties Inc. – 2014 Annual Information Form	38

APPENDIX A

TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY-LISTED SECURITIES

On April 1, 2011, the Common Shares were listed and posted for trading on the TSX and NYSE under the trading symbol “BRP”. The high and low trading prices and volume traded of the Common Shares on the TSX and NYSE for each applicable month of the most recently completed financial year are set out below.

Common Shares (TSX: BRP)

	Price Per Share
Period 2013	High C$	High US$(b)	Low C$	Low US$(b)	Volume Traded(a) #
January	20.29	20.25	17.75	18.03	497,873
February	22.90	22.25	19.41	19.44	500,994
March	24.93	24.50	22.28	21.67	407,595
April	25.00	24.51	21.32	20.77	452,206
May	26.23	26.09	22.70	21.92	835,673
June	24.68	24.19	21.16	20.12	415,667
July	23.73	22.85	19.78	19.24	353,956
August	21.79	21.06	19.63	19.01	336,429
September	24.74	24.14	20.62	19.65	238,869
October	24.30	23.50	21.53	20.81	284,936
November	23.41	22.46	20.22	19.33	221,810
December	26.06	24.49	22.67	21.30	267,219

(a)	Volume traded refers to volume traded on TSX only.
(b)	Based on Bloomberg BGN Rate

Common Shares (NYSE: BRP)

	Price Per Share
Period 2013	High US$	Low US$	Volume Traded(a) #
January	20.23	18.08	909,534
February	22.32	19.44	945,763
March	24.46	21.54	964,723
April	24.43	20.73	1,188,553
May	26.05	21.86	1,127,927
June	24.17	20.01	993,397
July	22.84	19.22	737,112
August	21.13	19.01	533,766
September	24.27	19.63	463,927
October	23.51	20.75	343,713
November	22.49	19.32	420,446
December	24.49	21.29	343,060

(a)	Volume traded refers to volume traded on NYSE only.

Brookfield Residential Properties Inc. – 2014 Annual Information Form	A-1

APPENDIX B

AUDIT COMMITTEE CHARTER

February 2014

A committee of the board of directors (the “Board”) of Brookfield Residential Properties Inc. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

MEMBERSHIP AND CHAIR

Following each annual meeting of shareholders, the Board shall appoint from its number three or more Independent Directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board, taking into account the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than two other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the chair of the Committee. If the chair is absent from a meeting, the Members shall select a chair from those in attendance to act as chair of the meeting.

RESPONSIBILITIES

The Committee shall:

(a)	oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(b)	review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and recommend to the Board the auditor who should be nominated for appointment or re-appointment for ratification by the shareholders;

(c)	where appropriate, recommend to the Board that the shareholders be asked to vote on the removal of the auditor;

(d)	when a change of auditor is proposed, review all issues related to the change, including the information to be included in the required notice of change of auditor, and the orderly transition of such change;

(e)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

(f)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures; and

(ii)	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability board (“CPAB”) or the Public Company Accounting Oversight board (“PCAOB”), or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

Brookfield Residential Properties Inc. – 2014 Annual Information Form	B-1

(g)	at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the CPAB or PCAOB; and, confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

(h)	review and evaluate the lead partner of the auditor;

(i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor firm;

(j)	meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems, including internal control over financial reporting and the steps management has taken to monitor and control such exposures;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)	the effect of new or proposed regulatory and accounting initiatives on the Corporation’s financial statements and public disclosures;

(x)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(xi)	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management, including with respect to generally accepted accounting principles, management’s response to such disagreements and any material adjustments to the financial statements recommended by the auditor and adjustments that were proposed but “passed,” regardless of materiality;

Brookfield Residential Properties Inc. – 2014 Annual Information Form	B-2

and

(xii)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to applicable securities legislation or regulation;

(k)	pre-approve or approve, if permitted by applicable law and stock exchange listing standards, the appointment of the auditor to provide any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the auditor. The Committee may delegate this responsibility to one or more Members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management and must be reported to the full Committee at its next scheduled meeting;

(l)	resolve any disagreements between management and the auditor regarding financial reporting;

(m)	review, and, where appropriate, recommend for approval by the Board, the following:

(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statements; and

(v)	all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(n)	discuss earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies, including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(o)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements and public disclosures;

(p)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees; and changes in the Corporation’s internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, such internal control over financial reporting;

(q)	review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(r)	review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

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(s)	meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(t)	review the mandate, budget, planned activities, performance, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor; review the appointment and replacement of the person in charge of the Corporation’s internal audit and review the significant reports to management prepared by the internal auditor and management’s responses. If the internal audit services are outsourced, the Committee shall be responsible for the engagement, evaluation and termination of the internal audit service providers and shall approve fees paid to the internal audit service providers. As part of its responsibility to evaluate any internal audit service providers, the Committee shall review the quality control procedures applicable to the service providers. The Committee shall also obtain not less frequently than annually a report of the service providers describing:

(i) such service providers’ internal control procedures and

(ii) any material issues raised by the most recent internal quality control review, or peer review, of the such service provider, or review by any independent oversight body such as the CPAB or the PCAOB, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by such service provider, and the steps taken to deal with any issues raised in any such review;

(u)	review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

(v)	review periodically, the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

(w)	review periodically, the status of taxation matters of the Corporation;

(x)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;

(y)	review, with legal counsel where required, such litigation, claims, tax assessments, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation;

(z)	review periodically the Corporation’s susceptibility to fraud and oversee management’s processes for identifying and managing the risks of fraud; and

(aa)	consider other matters of a financial nature as directed by the Board.

REPORTING

The Committee will regularly, which will be not less frequently than annually, report to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

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(c)	the performance of the internal audit function;

(d)	the adequacy of the Corporation’s internal controls and disclosure controls;

(e)	its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(f)	its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

LIMITATION OF AUDIT COMMITTEE ROLE

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, its chair and any of its members who have accounting or related financial expertise, are members of the Board, appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Corporation, and are specifically not accountable nor responsible for the day to day operation or performance of such activities. Although designation of a member or members as an Audit Committee Financial Expert is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, designation as an Audit Committee Financial Expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of any Audit Committee Financial Expert, like the role of all Members, is to oversee the process rather than certifying or guaranteeing the internal or external audit of the Corporation’s financial information or public disclosure.

COMPLAINTS PROCEDURE

The Committee will establish a procedure for the receipt, retention, treatment and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

The Committee shall periodically, and at least annually, review with management the implementation and effectiveness of the Corporation’s compliance and ethics program, including the complaints procedures referred to above. Each individual with operational responsibility for the compliance and ethics program has express authority to communicate personally with the Chair of the Audit Committee about any such matters as appropriate.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further amendments as the Governance and Nominating Committee deems necessary and appropriate.

This Charter will be posted on the Corporation’s web site at www.brookfieldrp.com. The Management Information Circular of the Corporation will state that this Charter is available on its web site and is available in print to any shareholder who requests a copy. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.

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ASSESSMENT AND SELF-ASSESSMENT

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board. The Committee will also conduct its own evaluation of the Committee’s performance on an annual basis and establish criteria for such evaluation.

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor including legal counsel, accounting or other consultants, at the expense of the Corporation, without the Board’s approval, at any time, as the Committee determines necessary to carry out the Committee duties. The Committee has the full authority to determine any such advisor’s fees.

The Corporation will provide for appropriate funding for the Committee, as determined by the Audit Committee, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and for ordinary administrative expenses of the Committee.

Members will meet privately with management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

DELEGATION

The Committee may delegate any of its responsibilities to a subcommittee comprised of one or more Members, unless otherwise stated herein.

OTHER DELEGATED RESPONSIBILITIES

The Committee shall also carry out such other duties that may be delegated to it by the Board from time to time.

MEETINGS

Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The Committee shall periodically meet in executive session, without management present and with the auditor and/or the head of internal audit or internal audit service providers. The Committee shall also regularly meet in executive session with only the Committee members present.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time at a meeting duly called or held. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Ontario) and the by-laws, and unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure. Any determination of the Committee reduced to writing and signed by all members of the Committee shall be fully as effective as if it had been made a meeting duly called and held.

Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chair of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, facsimile or telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

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The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

(a)	is an employee, or whose immediate family member is an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

(b)	is receiving, or whose immediate family member receives, more than C$75,000 per year in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than C$75,000 per year in compensation;

(c)	is affiliated with or employed by, or whose immediate family member is employed in a professional capacity by, a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation or employment relationship with the auditor;

(d)	is employed as, or whose immediate family member is employed as, an executive officer of another company where any of the present (at the time of review) members of senior management of the Corporation serve on that company’s compensation committee is not independent until three years after the end of such service or the employment relationship; and

(e)	is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company for which the Corporation accounts for at least 2% or US$1 million, whichever is greater, of such other company’s consolidated gross revenues, in each case is not independent until three years after falling below such threshold.

Additionally, an Independent Director for the purpose of the Audit Committee specifically may not:

(a)	accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

(b)	be an affiliated person of the Corporation or any of its subsidiaries (within the meaning of applicable rules and regulations).

For the purposes of the definition above, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation.

In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit Committee must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee of the Board for a determination as to whether this association affects the Member’s status as an Independent Director.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

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“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions;

acquired through any one or more of the following:

(f)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(g)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(h)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience; or

(i)	other relevant experience.

This charter of the Audit Committee was reviewed and approved by the Board on February 11, 2014.

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Brookfield Residential Properties Inc.